Thai Farmers Bank
Public Company Limited

Tida Samalapa
Executive Vice President

02034365

12g3-2(b) File No.82-4922

Ref No. CN. 147/2002

May 16, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

RECD S.E.C.
MAY 2 0 2002
1086

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

dlw 5/29

kpmg

KPMG Audit (Thailand) Limited
บริษัท เคพีเอ็มจี ออดิท (ประเทศไทย) จำกัด

G.P.O. BOX 2685
Bangkok 10500
Thailand

21st – 22nd Floor, Empire Tower
195 South Sathorn Road, Yannawa
Sathorn, Bangkok 10120
Thailand

Telephone: 66 (2) 677 2000
Telefax: 66 (2) 677 2222

Auditor's Review Report

To the Shareholders of Thai Farmers Bank Public Company Limited :

I have reviewed the consolidated balance sheet of Thai Farmers Bank Public Company Limited and subsidiaries as at March 31, 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three-month period then ended, and the separate financial statements of Thai Farmers Bank Public Company Limited for the same period. The Bank's management are responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my review.

I conducted my review in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion.

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in conformity with generally accepted accounting principles.

I draw attention to Note 2.3 to the financial statements. The operations of Thai Farmers Bank Public Company Limited and its subsidiaries may continue to be affected by the economic conditions in Thailand and the Asia Pacific Region in general.

The consolidated financial statements of Thai Farmers Bank Public Company Limited and subsidiaries for the year ended December 31, 2001, and the separate financial statements of Thai Farmers Bank Public Company Limited for the year then ended were audited by another auditor in the same office, whose report dated February 12, 2002, expressed an unqualified opinion on those statements. The accompanying consolidated balance sheet of the Bank and subsidiaries as at December 31, 2001 and the separate balance sheet of the Bank as at the same date, which have been presented for comparatives, are parts of the aforementioned financial statements. In addition, the consolidated financial statements of the Bank and subsidiaries for the three-month period ended March 31, 2001 and the separated financial statements of the Bank for the same period were reviewed by another auditor in the same office, whose report dated April 27, 2001 stated that, based on his review, nothing has come to his attention that causes him to believe that the accompanying financial statements are not presented fairly, in all material respects, in conformity with generally accepted accounting principles. The consolidated statements of income, changes in shareholders' equity and cash flows of the Bank and subsidiaries for the three-month period ended March 31, 2001, and the separate financial statements of the Bank for the same period, which have been presented for comparatives, are parts of the aforementioned financial statements.

Supot Singhasaneh
Certified Public Accountant
Registration Number 2826

KPMG Audit (Thailand) Limited
Bangkok, May 7, 2002

kpmg

FINANCIAL STATEMENTS AND AUDITOR'S REVIEW REPORT

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

FIRST QUARTER ENDED MARCH 31, 2002

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

(Amounts in Thousand Baht)

	Consolidated		The Bank	
	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
ASSETS				
Cash	10,151,860	12,142,514	10,151,798	12,142,412
Interbank and money market items				
Domestic items				
Interest bearing	855,531	894,582	677,870	384,741
Non-interest bearing	5,024,306	3,294,829	5,025,146	3,295,628
Foreign items				
Interest bearing	151,330,192	160,119,894	151,330,192	160,119,894
Non-interest bearing	675,682	795,576	675,682	795,576
Total Interbank and Money Market Items - net	157,885,711	165,104,881	157,708,890	164,595,839
Securities purchased under resale agreements	14,319,000	3,700,000	14,319,000	3,700,000
Investments (Notes 3.4, 4.2 and 4.11)				
Current investments - net	59,164,344	28,348,352	59,124,607	28,348,352
Long-term investments - net	75,471,822	93,325,288	59,477,100	76,939,250
Investments in subsidiaries and associated companies - net	1,440,025	1,427,040	7,966,095	8,177,701
Total Investments - net	136,076,191	123,100,680	126,567,802	113,465,303
Loans and accrued interest receivables (Note 4.3)				
Loans (Notes 3.5, 3.7 and 4.4)	469,946,133	476,486,785	460,449,190	466,139,991
Accrued interest receivables	3,925,401	4,072,508	2,090,115	2,102,811
Total Loans and Accured Interest Receivables	473,871,534	480,559,293	462,539,305	468,242,802
Less Allowance for doubtful accounts (Notes 3.6 and 4.5)	(50,492,007)	(51,325,610)	(25,323,611)	(25,000,767)
Less Revaluation allowance for debt restructuring (Notes 3.7 and 4.6)	(4,187,991)	(3,781,442)	(4,075,411)	(3,699,384)
Total Loans and Accrued Interest Receivables - net	419,191,536	425,452,241	433,140,283	439,542,651
Properties foreclosed - net (Note 3.8)	14,861,592	14,852,450	11,510,809	11,634,407
Customers' liability under acceptances	594,022	611,509	594,022	611,509
Premises and equipment - net (Note 3.9)	22,775,795	22,773,350	22,180,499	22,173,326
Deferred tax assets (Notes 3.10 and 4.8)	14,958	15,146	-	-
Accrued income receivables	2,391,139	1,855,690	2,329,689	1,792,916
Forward exchange contract revaluation	1,829,809	1,893,943	1,829,809	1,893,943
Other assets - net (Note 3.15)	3,050,665	3,096,571	2,806,811	2,833,089
Total Assets	783,142,278	774,598,975	783,139,412	774,385,395

Pol.Gen. Pow Sarasin
Vice Chairman

Banthoon Lamsam
President

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

(Amounts in Thousand Baht)

	Consolidated		The Bank	
	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Deposits in baht	671,542,243	660,609,489	671,907,576	660,923,282
Deposits in foreign currencies	4,168,798	3,922,242	4,168,798	3,922,242
Total Deposits	675,711,041	664,531,731	676,076,374	664,845,524
Interbank and money market items				
Domestic items				
Interest bearing	3,561,339	4,234,770	3,663,912	4,243,512
Non-interest bearing	1,030,852	1,373,842	1,030,852	1,373,842
Foreign items				
Interest bearing	4,537,583	8,034,680	4,537,583	8,034,680
Non-interest bearing	232,367	179,308	232,367	179,308
Total Interbank and Money Market Items	9,362,141	13,822,600	9,464,714	13,831,342
Liability payable on demand	2,763,646	3,455,519	2,763,646	3,455,519
Borrowings				
Long-term borrowings	48,607,742	48,747,608	48,607,742	48,747,608
Total Borrowings	48,607,742	48,747,608	48,607,742	48,747,608
Bank's liability under acceptances	594,022	611,509	594,022	611,509
Deferred tax liabilities (Notes 3.10 and 4.8)	3,424,327	3,738,463	3,424,327	3,738,463
Forward exchange contract revaluation	304,445	351,274	304,445	351,274
Accrued interest payables	4,148,980	3,685,152	4,148,980	3,685,152
Other liabilities	9,856,354	8,214,887	9,737,514	8,047,461
Total Liabilities	754,772,698	747,158,743	755,121,764	747,313,852

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

(Amounts in Thousand Baht)

	Consolidated		The Bank	
	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
Shareholders' equity				
Share capital				
Authorized share capital				
547,345 class A preferred shares, Baht 10 par value	5,473	5,473	5,473	5,473
2,689,547,345 ordinary shares, Baht 10 par value	26,895,473	26,895,473	26,895,473	26,895,473
Issued and fully paid-up share capital				
547,345 class A preferred shares, Baht 10 par value	5,473	5,473	5,473	5,473
2,352,547,372 ordinary shares, Baht 10 par value	23,525,474	23,525,474	23,525,474	23,525,474
Warrants and premium on warrants	2,520,433	2,520,433	2,520,433	2,520,433
Premium on expired warrants	2,999,999	2,999,999	2,999,999	2,999,999
Premium on share capital				
Premium on preferred shares	27,367	27,367	27,367	27,367
Premium on ordinary shares	49,478,139	49,478,139	49,478,139	49,478,139
Appraisal surplus (Notes 3.9)	6,487,784	6,515,962	6,487,784	6,515,962
Revaluation surplus (deficit) on investments (Notes 3.4 and 4.2)	529,201	1,524,877	529,201	1,524,877
Retained earnings (deficit)				
Appropriated				
Legal reserve	800,000	800,000	800,000	800,000
Other reserves	26,675,300	26,675,300	26,675,300	26,675,300
Unappropriated (deficit)	(85,031,522)	(87,001,481)	(85,031,522)	(87,001,481)
	28,017,648	27,071,543	28,017,648	27,071,543
Minority interests	351,932	368,689	-	-
Total Shareholders' Equity	28,369,580	27,440,232	28,017,648	27,071,543
Total Liabilities and Shareholders' Equity	783,142,278	774,598,975	783,139,412	774,385,395
Off-balance sheet items - contingencies (Note 4.12)				
Aval to bills and guarantees of loans	8,249,620	9,088,207	8,249,620	9,088,207
Liability under unmatured import bills	2,845,928	2,780,945	2,845,928	2,780,945
Letters of credit	7,485,908	6,529,422	7,485,908	6,529,422
Other contingencies	390,439,420	367,471,434	390,439,420	367,471,434

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(Unaudited)

(Amounts in Thousand Baht Except Basic Earnings per share)	Consolidated		The Bank	
	2002	2001	2002	2001
Interest and dividend income (Notes 3.2 and 3.4)				
Loans	6,511,788	7,308,630	6,367,361	7,341,385
Interbank and money market items	1,068,004	1,348,164	1,066,760	1,346,521
Investments	1,635,835	1,380,527	1,230,402	1,171,502
Total Interest and Dividend Income	9,215,627	10,037,321	8,664,523	9,859,408
Interest expense (Note 3.3)				
Deposits	3,214,730	3,981,901	3,214,730	3,981,901
Interbank and money market items	119,808	281,397	119,808	281,397
Short-term borrowings	-	182,620	-	182,620
Long-term borrowings	1,280,136	1,326,872	1,280,136	1,326,872
Total Interest Expense	4,614,674	5,772,790	4,614,674	5,772,790
Net income from interest and dividend	4,600,953	4,264,531	4,049,849	4,086,618
Bad debt and doubtful accounts (reversal) (Notes 3.6 and 4.5)	(1,225,633)	(992,488)	(1,195,112)	(1,352,487)
Loss on debt restructuring (Note 3.7)	1,474,367	1,405,400	1,195,112	1,352,487
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	4,352,219	3,851,619	4,049,849	4,086,618
Non-interest income				
Gain on investments (Notes 3.4 and 4.2)	276,713	876,421	555,347	1,076,935
Share of profit (loss) from investments on equity method (Note 3.4)	(3,934)	38,639	(169,677)	(613,223)
Fees and service income				
Acceptances, aval and guarantees	147,406	258,194	147,406	258,194
Others	1,472,089	1,467,905	1,348,687	1,433,661
Gain on exchanges (Note 3.11)	201,614	366,051	201,614	366,051
Other income	160,001	136,844	150,528	136,786
Total Non-interest Income	2,253,889	3,144,054	2,233,905	2,658,404
Non-interest expenses				
Personnel expenses	1,313,672	2,202,818	1,275,382	2,176,216
Premises and equipment expenses (Note 3.9)	787,097	834,113	768,810	813,192
Taxes and duties	428,464	353,505	420,178	343,149
Fees and service expenses	500,470	430,133	346,869	287,864
Directors' remuneration	9,206	9,129	6,874	6,451
Loss on impairment of properties foreclosed (reversal) (Note 3.8)	(404)	1,598,527	(2,349)	1,646,281
Loss on impairment of other assets	66,494	68,634	14,576	68,634
Contributions to Financial Institutions Development Fund	676,403	657,925	676,403	657,925
Other expenses	897,642	775,040	866,010	669,259
Total Non-interest Expenses	4,679,044	6,929,824	4,372,753	6,668,971
Income before income tax	1,927,064	65,849	1,911,001	76,051
Income tax expense (Notes 3.10 and 4.10)	(260)	34,577	(11,694)	17,384
Net income before minority interests	1,927,324	31,272	1,922,695	58,667
Minority interests in net (income) loss	(4,629)	27,395	-	-
Net income	1,922,695	58,667	1,922,695	58,667
Basic earnings per share (Baht) (Note 3.16)	0.82	0.02	0.82	0.02
Number of the weighted average number of ordinary shares (shares)	2,352,547,372	2,352,547,372	2,352,547,372	2,352,547,372

Pol.Gen. Pow Sarasin
Vice Chairman

Banthoon Lamsam
President

See notes to financial statement

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(Unaudited)

(Amounts in Thousand Baht)

	Consolidated							
	Issued and Fully Paid-up Share Capital	Warrants	Premium on Share Capital	Appraisal Surplus	Revaluation Surplus (Deficit) on Investments	Deficit	Minority Interests	Total
Beginning balance as at December 31, 2000	23,530,947	5,520,432	49,505,506	6,630,468	1,090,620	(60,698,212)	240,267	25,820,028
Appraisal surplus	-	-	-	(29,132)	-	41,618	-	12,486
Revaluation surplus (deficit) on investments	-	-	-	-	(215,311)	-	-	(215,311)
Net gain (loss) not recognised in the statement of income	-	-	-	(29,132)	(215,311)	41,618	-	(202,825)
Net income	-	-	-	-	-	58,667	-	58,667
Minority interests	-	-	-	-	-	-	71,573	71,573
Ending balance as at March 31, 2001	23,530,947	5,520,432	49,505,506	6,601,336	875,309	(60,597,927)	311,840	25,747,443
Beginning balance as at December 31, 2001	23,530,947	5,520,432	49,505,506	6,515,962	1,524,877	(59,526,181)	368,689	27,440,232
Appraisal surplus	-	-	-	(28,178)	-	47,264	-	19,086
Revaluation surplus (deficit) on investments	-	-	-	-	(995,676)	-	-	(995,676)
Net gain (loss) not recognised in the statement of income	-	-	-	(28,178)	(995,676)	47,264	-	(976,590)
Net income	-	-	-	-	-	1,922,695	-	1,922,695
Minority interests	-	-	-	-	-	-	(16,757)	(16,757)
Ending balance as at March 31, 2002	23,530,947	5,520,432	49,505,506	6,487,784	529,201	(57,556,222)	351,932	28,369,580

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGE IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(Unaudited)

(Amounts in Thousand Baht)

	The Bank						
	Issued and Fully Paid-up Share Capital	Warrants	Premium on Share Capital	Appraisal Surplus	Revaluation Surplus (Deficit) on Investments	Deficit	Total
Beginning balance as at December 31, 2000	23,530,947	5,520,432	49,505,506	6,630,468	1,090,620	(60,698,212)	25,579,761
Appraisal surplus	-	-	-	(29,132)	-	41,618	12,486
Revaluation surplus (deficit) on investments	-	-	-	-	(215,311)	-	(215,311)
Net gain (loss) not recognised in the statement of income	-	-	-	(29,132)	(215,311)	41,618	(202,825)
Net income	-	-	-	-	-	58,667	58,667
Ending balance as at March 31, 2001	23,530,947	5,520,432	49,505,506	6,601,336	875,309	(60,597,927)	25,435,603
Beginning balance as at December 31, 2001	23,530,947	5,520,432	49,505,506	6,515,962	1,524,877	(59,526,181)	27,071,543
Appraisal surplus	-	-	-	(28,178)	-	47,264	19,086
Revaluation surplus (deficit) on investments	-	-	-	-	(995,676)	-	(995,676)
Net gain (loss) not recognised in the statement of income	-	-	-	(28,178)	(995,676)	47,264	(976,590)
Net income	-	-	-	-	-	1,922,695	1,922,695
Ending balance as at March 31, 2002	23,530,947	5,520,432	49,505,506	6,487,784	529,201	(57,556,222)	28,017,648

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(Unaudited)

(Amounts in Thousand Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	1,922,695	58,667	1,922,695	58,667
Add(Less) Adjustments to reconcile net income to net cash from operating activities				
Depreciation and amortization	402,512	424,429	394,500	416,707
Bad debt and doubtful accounts (reversal)	(1,225,633)	(992,488)	(1,195,112)	(1,352,487)
Loss on debt restructuring	1,474,367	1,405,400	1,195,112	1,352,487
Interest income from amortization of revaluation allowance for debt restructuring	(221,094)	(267,898)	(133,115)	(267,898)
Loss on revaluation of investments	84,536	63,479	84,536	63,479
Loss on impairment of investments (reversal)	243,321	(168,820)	(3,952)	(369,334)
Amortization of excess of fair value of assets acquired over cost of investment in subsidiary	(3,134)	(4,387)	-	-
Gain on disposal of securities for investments	(685,452)	(632,567)	(678,311)	(632,567)
Amortization of premium and discount on debt instruments	191,810	(89,099)	190,770	(89,099)
Loss on impairment of properties foreclosed (reversal)	(404)	1,598,527	(2,349)	1,646,281
Loss on impairment of other assets	66,494	68,634	14,576	68,634
Loss (gain) on disposal of premises and equipment	3,073	(5,989)	3,073	(5,565)
Share of loss (gain) from investments on equity method	3,934	(38,639)	169,677	613,223
Dividend income from subsidiaries and associated companies	1,800	191,100	65,219	222,131
Deferred income tax expense	(11,505)	17,384	(11,694)	17,384
Amortization of discount on debentures	1,097	1,090	1,097	1,090
Decrease (increase) in accrued interest receivables	147,107	12,659	12,696	(52,387)
(Increase) decrease in other accrued income	(535,449)	313,839	(536,773)	313,839
Increase in accrued interest payables	463,828	914,395	463,828	914,395
Increase in other accrued expenses	689,879	1,154,095	638,511	1,096,882
Increase in other reserves	182,947	190,000	182,947	190,000
Minority interests in net income (loss)	4,629	(27,395)	-	-
Net income from operations before changes in operating assets and liabilities	3,201,358	4,186,416	2,777,931	4,205,862
(Increase) decrease in operating assets				
Interbank and money market items (assets)	7,254,142	(24,098,274)	6,921,921	(23,639,678)
Securities purchased under resale agreements	(10,619,000)	(5,700,000)	(10,619,000)	(5,700,000)
Investment for trading	(1,395,535)	(1,636,642)	(1,395,535)	(1,636,642)
Loans	5,468,950	5,918,327	5,944,224	6,385,468
Properties foreclosed	415,719	158,264	389,191	156,420
Other assets	31,873	(747,856)	57,038	(1,339,902)
Increase (decrease) in operating liabilities				
Deposits	11,179,310	7,438,518	11,230,850	7,400,316
Interbank and money market items (liabilities)	(4,460,459)	3,177,051	(4,366,627)	2,592,877
Liabilities payable on demand	(691,873)	111,944	(691,873)	111,944
Securities sold under repurchase agreements	-	490,000	-	490,000
Other liabilities	577,463	5,041,331	678,591	6,096,174
Net Cash Provided by (Used in) Operating Activities	10,961,948	(5,660,921)	10,926,711	(4,877,161)

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(Unaudited)

(Amounts in Thousand Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of available for sale investments	10,447,505	8,893,077	10,416,416	8,893,077
Proceeds from redemption of held to maturity debt instruments	1,218,821	11,367,544	1,218,821	11,367,544
Proceeds from disposal of general investments	128,380	417,482	2,004	63,987
Purchase of available for sale investments	(22,626,546)	(12,896,155)	(22,626,546)	(12,896,155)
Purchase of held to maturity debt instruments	(1,580,502)	(3,556,893)	(1,415,693)	(3,556,893)
Purchase of general investments	(106,969)	(300)	(106,969)	(359,514)
Proceeds from disposal of premises and equipment	2,408	18,803	2,401	18,215
Purchase of premises and equipment	(410,323)	(402,015)	(407,759)	(387,100)
Net Cash (Used in) Provided by Investing Activities	(12,927,226)	3,841,543	(12,917,325)	3,143,161
CASH FLOWS FROM FINANCING ACTIVITIES				
Issue of shares to minority interests	-	97,772	-	-
Dividend paid to minority interests	(25,376)	(12,416)	-	-
Net Cash (Used in) Provided by Financing Activities	(25,376)	85,356	-	-
Net decrease in cash and cash equivalents	(1,990,654)	(1,734,022)	(1,990,614)	(1,734,000)
Cash and cash equivalents at beginning of the period (Notes 3.1 and 4.1)	12,142,514	11,959,147	12,142,412	11,959,093
Cash and cash equivalents at end of the period (Notes 3.1 and 4.1)	10,151,860	10,225,125	10,151,798	10,225,093

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION				
Cash paid during the period				
Interest expense	4,150,846	4,858,395	4,150,846	4,858,395
Income tax	28,085	9,822	24,801	9,808

See notes to financial statements

THAI FARMERS BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2002

(UNAUDITED)

1 *GENERAL INFORMATION*

Thai Farmers Bank Public Company Limited ("the Bank") is a public company registered in the Kingdom of Thailand with its head office located at 1 Thai Farmers Lane, Ratburana Road, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at March 31, 2002 and December 31, 2001, the Bank had a total staff of 10,428 and 10,472 persons, respectively.

2 BASIS OF FINANCIAL STATEMENT PRESENTATION AND ECONOMIC ENVIRONMENT

2.1 The consolidated and the Bank only financial statements are prepared in accordance with the regulation of the Stock Exchange of Thailand dated November 22, 1999, regarding the Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Result of Business Operations of Listed Companies B.E. 2542 and in accordance with the Bank of Thailand requirements and in compliance with the announcements of the Bank of Thailand dated May 10, 2001 prescribing the forms of balance sheet and the profit and loss accounts of commercial banks and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements are presented in accordance with the Thai Accounting Standard No.41, regarding the Interim Financial Statements. The audited financial statements for the year ended December 31, 2001 should therefore be read in conjunction with these interim financial statements.

As required by Thai law and regulatory requirements, the Bank's financial statements have been prepared in the Thai language. They have been translated into English for the convenience of the reader.

2.2 The consolidated financial statements consist of Thai Farmers Bank Public Company Limited's financial statements and the following subsidiaries' financial statements:

	% Shareholding	
	March 31, 2002	December 31, 2001
Thonburi Asset Management Co., Ltd. ("Thonburi-AMC")	99.99	99.99
Chanthaburi Asset Management Co., Ltd. ("Chanthaburi-AMC")	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99
Thai Farmers Asset Management Co., Ltd. ("TFAM")	71.42	71.42

Thonburi Asset Management Company Limited is a company registered in the Kingdom of Thailand on September 24, 1999 and was approved by the Bank of Thailand on October 13, 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued by virtue of the provisions of the Asset Management Company Act B.E. 2541. The Company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transfering from Thai Farmers Bank Public Co., Ltd.

Chanthaburi Asset Management Company Limited is a company registered in the Kingdom of Thailand on September 30, 1999 and was approved by the Bank of Thailand on October 13, 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued by virtue of the provisions of the Asset Management Company Act B.E. 2541. The Company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 5, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets purchased or transfering from Phatra Thanakit Public Co., Ltd. under the Memorandum of Understanding (MOU) between the Financial Institution Development Fund (the FIDF), Thai Farmers Bank Public Co., Ltd. and Phatra Thanakit Public Co., Ltd. dated September 29, 1999. Under this MOU, the management of substandard assets must be completed within December 31, 2004 and the results of profits or losses will thereafter be shared between the company and the FIDF in accordance with the conditions specified in the MOU.

Progress Land and Buildings Company Limited is a company registered in the Kingdom of Thailand on November 18, 1999 and located at 400/22 Thai Farmers Bank Building, Floor 16, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The Company was established to receive, manage and sell properties foreclosed and the premises of Phatra Thanakit Public Co., Ltd.

Thai Farmers Asset Management Company Limited is a company registered in the Kingdom of Thailand on March 18, 1992 located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The Company's main businesses are assets and fund management.

Significant intercompany transactions and accounts are eliminated from the consolidated financial statements.

The consolidated financial statements exclude the financial statements of the overseas finance subsidiary, Thai Farmers International Finance Ltd., which has been closed in 2001. The consolidated financial statements also exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 4.2 to these financial statements.

The consolidated and the Bank only financial statements include the accounts of all branches, domestic and overseas, and of the Bank's International Banking Facility. Interoffice transactions have been eliminated.

2.3 The operations of the Bank and its subsidiaries may continue to be affected for the foreseeable future by the economic conditions in Thailand and the Asia Pacific Region in general. The accompanying consolidated and the Bank only financial statements reflect the management's current assessment of the impact of current economic conditions on the financial position of the Bank and its subsidiaries. However, actual impact may differ from the management estimates.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents represent cash in hand and cash items in process of collection.

3.2 Recognition of Interest Income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months where, regardless of whether the loans are fully collateralized or not, the cash basis is then adopted.

Income from hire purchase is recognized on the sum-of-the digits method.

The Bank reverses accrued interest receivables on loans for which repayments are in arrears for more than 3 months from their due dates in compliance with the Bank of Thailand regulation.

The asset management subsidiaries recognize interest on investment in receivables by the effective interest yield method to calculate the net present value of the expected future cash collections from the debtor in conformity with the notification of the Accounting Guideline for Transfers of Financial Assets by The Institute of Certified Accountants and Auditors of Thailand.

The other subsidiaries recognize income on an accrual basis.

3.3 Recognition of Interest Expense

Interest expense on deposits and borrowings is recognized on an accrual basis.

3.4 Investments

Investments in debt and marketable equity securities classified as trading investments are stated at fair value. Unrealized gains or losses arising from their revaluation are reflected in the statement of income.

Investments in debt and marketable equity securities classified as available-for-sale investments are stated at fair value. Unrealized gains or losses arising from their revaluation are shown as a component of shareholders' equity and realized in the statement of income upon disposal.

Investments in debt securities classified as held-to-maturity investments are stated at amortized cost, after deduction of allowance for impairment. Premiums and discounts are amortized by the straight-line method over the term of the related debt instruments.

Investments in non-marketable equity securities which are not investments in subsidiaries and associated companies are classified as general investments and stated at cost, after deduction of allowance for impairment.

Investments in receivables, which represent investments in receivables of Chanthaburi Asset Management Co., Ltd., are stated at cost, after deduction of allowance for impairment.

Investments in associated companies are accounted for on the equity method, so as to incorporate the companies' share of profit (loss) and net assets in these companies in the financial statements.

In the Bank only accounts, investments in subsidiaries are accounted for on the equity method, so as to incorporate the companies' share of profit (loss) and net assets in these companies in the financial statements.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Loss on impairments for all classifications of investment are charged to the statement of income.

Interest income from investments is recognized on an accrual basis. Dividends are recognized as income on a cash basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal.

Cost of investments sold is calculated using the weighted average method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the latest bid prices at the Stock Exchange of Thailand as at the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on net assets value as at the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government classified as trading investments and available-for-sale investments are stated at the fair value based on the Thai Bond Dealing Center Government Bond Yield Curve as at the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at the fair value based on the bid prices from the Thai bond Dealing Center as at the end of the period if available, otherwise the Government Bond Yield of the same period from the Thai Bond Dealing Center adjusted by an appropriate risk premium is used.

3.5 *Loans*

Loans represent only principal amounts, except in cases of loans under overdraft agreements. Unearned discounts received in advance are presented as deduction of loans.

3.6 Allowance for Doubtful Accounts

Allowance for doubtful accounts is determined based on the Bank of Thailand regulations and the Bank's analysis of each loan and appraisal of the financial standing of each borrower, taking into consideration the Bank's experience of loan risk and collateral value.

In accordance with the regulations of the Bank of Thailand, the Bank and the asset management companies categorize their loan portfolios into six categories and set minimum reserves based on these categories (see Note 4.3). The period that a loan is past due is the principal criteria used in classifying a loan. The maximum collateral value used in calculating the required allowance for doubtful accounts is based on the type of collateral and the date of the most recent valuation. Allowance for normal and special mention loans are provided for based on the outstanding debt before deduction of collateral value.

Allowance for doubtful accounts is charged as an expense in each accounting period.

Bad debts written off or recovered are recorded as charges or credits, respectively, to the allowance for doubtful accounts.

3.7 Troubled Debt Restructuring

Foreclosed assets acquired from troubled debt restructurings are recorded at the lower of fair value of the assets or total amount of debt. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections from those customers is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received from those customers and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt restructuring contracts.

3.8 Properties Foreclosed

Properties foreclosed are stated at the lower of cost or market value. The market value is estimated by using the latest appraisal value after deduction of estimated selling expenses and holding cost.

Loss on impairment is charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.9 Premises and Equipment and Depreciation

Land is stated at revalued cost. Buildings are stated at revalued cost less accumulated depreciation. The revaluation surplus of land and buildings is shown as a component of shareholders' equity. When surpluses arising on the revaluation of fixed assets are realized, the Bank transfers these directly to retained earnings.

Equipment is stated at cost less accumulated depreciation.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method at the annual rate of 4 - 5% on cost. Depreciation on buildings acquired after July 1996 is computed using the straight-line method on the acquisition cost at the annual rate of 3.33%.

Depreciation on the revalued incremental cost of buildings in 2000 is computed using the same method and the same rate as the acquisition cost.

Depreciation on equipment is computed using the straight-line method on the acquisition cost at the annual rate of 12.5 - 20%.

Gains or losses on disposal of premises and equipment are recorded as other income or expenses upon disposal.

3.10 Income Tax and Deferred Income Tax

Tax expense comprises current tax expense and deferred tax expense.

Current tax is the amount of income taxes payable in respect of the taxable profit for a period.

Income tax recoverable in future periods which resulted from temporary differences between the carrying amount of an asset or liability and its tax base is recorded as deferred tax assets only for the amount that is expected to be realized in the future.

All income tax payable in future periods resulting from temporary differences between the carrying amount of an asset or liability and its tax base is recorded as deferred tax liabilities.

3.11 Translation of Foreign Currencies

Assets, liabilities and forward contracts in foreign currencies are translated into Baht at the rates of exchange prevailing on the dates of transactions. Assets, liabilities and forward contracts in foreign currencies at the end of the period are translated into Baht at the reference rates announced by the Bank of Thailand on that date.

Exchange gains or losses on translation and on transactions in foreign currencies are included in revenues and expenses for the period.

3.12 Derivatives

Forward Exchange Contracts

The difference between the forward rate and the spot rate at the date of a forward exchange contract is amortized to the statement of income over the period of the contract.

Cross Currency Swaps and Interest Rate Swaps

The accounting for these derivative transactions depends on their purpose:

1. Hedging of the Bank's exposure to financial risks

   Derivative contracts are recorded off-balance sheet. Revenues, expenses and gains or losses resulting from changes in fair values of contracts are recognized in accordance with the accounting treatment of revenues, expenses, gain or loss on underlying assets, liabilities or other financial obligations as follows:

   Where gains or losses on the underlying transactions are recorded at fair value, losses or gains on derivative transactions used as the hedge will be recognized on a fair value basis throughout the corresponding hedging period.

   Where gains or losses on the underlying transactions are recorded on an accrual basis, losses or gains on derivative transactions used as a hedge will also be recognized on an accrual basis over the period of the contracts.

2. Trading

   Mark-to-market accounting is applied to trading transactions. Hence, traded derivative transactions are carried at their fair values. Gains or losses resulting from changes in fair values are included in revenues and expenses.

3.13 Staff Retirement Fund

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to provide an appropriate amount to the Fund each period.

3.14 Provident Fund

The Bank established a provident fund under the Provident Fund Act. B.E. 2530 and registered the Fund with the Ministry of Finance on August 16, 1994.

According to the Fund's regulations, every employee is entitled to apply for membership, the employees contribute to the Fund at the rate of 3% of basic salary and the Bank contributes to the Fund at the rate of 3 - 4.5% upon termination of employment. The employees are entitled to the benefits upon termination of employment status except when terminated "without compensation".

3.15 Excess of Fair Value of Assets Acquired over the Cost of Investment in Subsidiary

An excess of fair value of assets acquired over the cost of investment in the subsidiary on the acquisition of TFAM in 1998, which is presented net of other assets in the consolidated financial statement, is recognized as income over a period of ten years.

3.16 Basic Earnings per Share

Basic earnings per share is computed by dividing net income by the number of ordinary shares outstanding at end of period.

The effect on diluted earnings per share that results from an assumed exercise of warrants and convertible preferred shares was anti-dilutive and accordingly is not presented.

3.17 Use of Accounting Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

4 SUPPLEMENTARY INFORMATION

4.1 Supplementary Information Related to Cash Flows

4.1.1 Non-cash items are as follows

The Bank and subsidiaries have provided for revaluation surplus (deficit) on investments presented as a deduction in shareholders' equity for the three-month periods ended March 31, as follows:

	(Million Baht)	
	Consolidated and The Bank	
	2002	2001
Revaluation surplus (deficit) on investments	(995.7)	(215.3)

For the three-month periods ended March 31, 2002 and 2001, the Bank recorded the realized portion of appraisal surplus on building (depreciation) and retirement of assets amounting to Baht 47.3 million and Baht 41.6 million, respectively by transferring these directly to retained earnings.

For the three-month periods ended March 31, 2002 and 2001, the Bank and its subsidiaries received properties foreclosed transferred from debt settlement amounting to Baht 393.3 million and Baht 1,715.0 million, respectively on a consolidated basis and Baht 234.7 million and Baht 1,105.9 million, repectively for the Bank only.

For the three-month period ended March 31, 2002, the Bank transferred sub-quality assets to Thai Assets Management Corporation (TAMC) and has the right to receive non-transferable notes from TAMC, which was included in investments in held-to-maturity debt instruments amounting to Baht 299.7 million. (See Note 4.3)

4.2 Investments

Investments consist of:

(Million Baht)

	Consolidated			
	March 31, 2002		December 31, 2001	
	Cost Value/ Amortized Cost Value	Fair Value	Cost Value/ Amortized Cost Value	Fair Value
1. Current investments				
1. 1 Trading investments				
1.1.1 Government and state enterprises securities	3,898.1	3,829.1	2,512.7	2,528.6
1.1.2 Private enterprises debt instruments	10.3	10.5	-	-
Total	3,908.4	3,839.6	2,512.7	2,528.6
Add (less) Allowance for revaluation	(68.8)	-	15.9	-
Total	3,839.6	3,839.6	2,528.6	2,528.6
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	35,132.0	35,049.1	7,008.7	7,103.6
1.2.2 Private enterprises debt instruments	396.2	406.4	147.1	149.6
1.2.3 Foreign debt instruments	4,388.9	4,425.9	3,265.9	3,292.3
1.2.4 Marketable equity securities - domestic	1,427.0	1,257.9	840.4	1,369.8
1.2.5 Others	527.9	332.0	69.3	69.0
Total	41,872.0	41,471.3	11,331.4	11,984.3
Add Allowance for revaluation	158.9	-	785.1	-
Less Allowance for impairment	(559.6)	-	(132.2)	-
Total	41,471.3	41,471.3	11,984.3	11,984.3
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	5,817.0	5,927.9	5,429.6	5,606.8
1.3.2 Foreign debt instruments	8,036.5	8,032.5	8,411.5	8,480.9
Total	13,853.5	13,960.4	13,841.1	14,087.7
Less Allowance for impairment	-	-	(5.6)	-
Total	13,853.5	13,960.4	13,835.5	14,087.7
Total Current Investments - net	59,164.4	59,271.3	28,348.4	28,600.6

(Million Baht)

	Consolidated			
	March 31, 2002		December 31, 2001	
	Cost Value/ Amortized Cost Value	Fair Value	Cost Value/ Amortized Cost Value	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	15,503.0	15,948.2	31,421.9	32,753.9
2.1.2 Private enterprises debt instruments	3,213.8	3,253.6	3,558.5	3,594.2
2.1.3 Foreign debt instruments	8,683.3	8,690.7	8,727.2	8,787.8
2.1.4 Marketable equity securities - domestic	949.5	1,076.8	1,959.4	1,679.4
2.1.5 Others	0.3	0.4	623.0	329.0
Total	28,349.9	28,969.7	46,290.0	47,144.3
Add Allowance for revaluation	911.0	-	1,574.7	-
Less Allowance for impairment	(291.2)	-	(720.4)	-
Total	28,969.7	28,969.7	47,144.3	47,144.3
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	26,900.7	27,529.1	26,243.5	27,121.7
2.2.2 Private enterprises debt instruments	1,657.0	349.3	1,642.0	336.8
2.2.3 Foreign debt instruments	2,286.7	2,241.4	2,230.6	2,193.8
Total	30,844.4	30,119.8	30,116.1	29,652.3
Less Allowance for impairment	(1,390.2)	-	(1,410.0)	-
Total	29,454.2	30,119.8	28,706.1	29,652.3
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	2,730.7	1,320.5	2,638.2	1,253.8
2.3.2 Non-marketable equity securities - overseas	419.0	96.0	419.0	96.0
2.3.3 Investments in receivables	17,818.5	15,631.4	18,312.2	16,125.1
Total	20,968.2	17,047.9	21,369.4	17,474.9
Less Allowance for impairment	(3,920.3)	-	(3,894.5)	-
Total	17,047.9	17,047.9	17,474.9	17,474.9
Total Long-term Investments - net	75,471.8	76,137.4	93,325.3	94,271.5

(Million Baht)

	The Bank			
	March 31, 2002		December 31, 2001	
	Cost Value/ Amortized Cost Value	Fair Value	Cost Value/ Amortized Cost Value	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	3,898.1	3,829.1	2,512.7	2,528.6
1.1.2 Private enterprises debt instruments	10.3	10.5	-	-
Total	3,908.4	3,839.6	2,512.7	2,528.6
Add Allowance for revaluation	(68.8)	-	15.9	-
Total	3,839.6	3,839.6	2,528.6	2,528.6
1.2 Available-for-sale Investments				
1.2.1 Government and state enterprises securities	35,132.0	35,049.1	7,008.7	7,103.6
1.2.2 Private enterprises debt instruments	396.2	406.4	147.1	149.6
1.2.3 Foreign debt instruments	4,388.9	4,425.9	3,265.9	3,292.3
1.2.4 Marketable equity securities - domestic	1,427.0	1,257.9	840.4	1,369.8
1.2.5 Others	527.9	332.0	69.3	69.0
Total	41,872.0	41,471.3	11,331.4	11,984.3
Add Allowance for revaluation	158.9	-	785.1	-
Less Allowance for impairment	(559.6)	-	(132.2)	-
Total	41,471.3	41,471.3	11,984.3	11,984.3
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	5,777.2	5,888.1	5,429.6	5,606.8
1.3.2 Foreign debt instruments	8,036.5	8,032.5	8,411.5	8,480.9
Total	13,813.7	13,920.6	13,841.1	14,087.7
Less Allowance for impairment	-	-	(5.6)	-
Total	13,813.7	13,920.6	13,835.5	14,087.7
Total Current Investments - net	59,124.6	59,231.5	28,348.4	28,600.6

(Million Baht)

	The Bank			
	March 31, 2002		December 31, 2001	
	Cost Value/ Amortized Cost Value	Fair Value	Cost Value/ Amortized Cost Value	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	15,503.0	15,948.2	31,421.9	32,753.9
2.1.2 Private enterprises debt instruments	3,213.8	3,253.6	3,558.5	3,594.2
2.1.3 Foreign debt instruments	8,683.3	8,690.7	8,727.2	8,787.8
2.1.4 Marketable equity securities - domestic	932.7	1,062.5	1,918.6	1,643.4
2.1.5 Others	-	-	622.6	328.6
Total	28,332.8	28,955.0	46,248.8	47,107.9
Add Allowance for revaluation	913.4	-	1,579.5	-
Less Allowance for impairment	(291.2)	-	(720.4)	-
Total	28,955.0	28,955.0	47,107.9	47,107.9
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	26,708.4	27,338.5	26,175.2	27,053.3
2.2.2 Private enterprises debt instruments	1,541.3	349.3	1,526.3	336.8
2.2.3 Foreign debt instruments	2,286.7	2,241.4	2,230.6	2,193.8
Total	30,536.4	29,929.2	29,932.1	29,583.9
Less Allowance for impairment	(1,274.5)	-	(1,294.3)	-
Total	29,261.9	29,929.2	28,637.8	29,583.9
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	2,469.8	1,164.2	2,377.3	1,097.5
2.3.2 Non-marketable equity securities - overseas	419.0	96.0	419.0	96.0
Total	2,888.8	1,260.2	2,796.3	1,193.5
Less Allowance for impairment	(1,628.6)	-	(1,602.8)	-
Total	1,260.2	1,260.2	1,193.5	1,193.5
Total Long-term Investments - net	59,477.1	60,144.4	76,939.2	77,885.3

As at March 31, 2002 and December 31, 2001 investments in held-to-maturity debt instruments, which are government and state enterprises securities, include the right to receive promissory notes from TAMC of Baht 9,646.4 million and Baht 9,337.5 million, respectively.

Gain (loss) on investments presented in the statement of income for the three-month periods ended March 31, consist of:

(Million Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
Gain on disposal of investments				
Held for trading investments	31.9	175.6	31.9	175.6
Available-for-sale investments	796.9	532.9	789.8	532.9
Held-to-maturity debt instruments	-	68.5	-	68.5
General investments	-	50.3	-	50.3
Total	828.8	827.3	821.7	827.3
Loss on disposal of investments				
Held for trading investments	(74.3)	(37.1)	(74.3)	(37.1)
Available-for-sale investments	(111.5)	(2.4)	(111.5)	(2.4)
Held-to-maturity debt instruments	-	(0.1)	-	(0.1)
General investments	-	(16.6)	-	(16.6)
Total	(185.8)	(56.2)	(185.8)	(56.2)
Loss from revaluation	(84.5)	(63.5)	(84.5)	(63.5)
(Loss) reversal on impairment	(281.8)	168.8	3.9	369.3
Total Gain on Investments	276.7	876.4	555.3	1,076.9

Revaluation surpluses (deficits) on investments, consist of:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Revaluation surplus (deficit) on investments				
Debt instruments	466.8	1,562.7	466.8	1,562.7
Equity securities	603.0	797.1	605.4	801.9
Share of revaluation surplus in subsidiaries and associated companies on the equity method	0.2	(3.8)	(2.2)	(8.6)
Less Deferred tax liabilities	(540.8)	(831.1)	(540.8)	(831.1)
Total	529.2	1,524.9	529.2	1,524.9

Unrealized gains and losses from the change in value of investments, consist of:

(Million Baht)

	Consolidated			
	March 31, 2002		December 31, 2001	
	Unrealized Gain from the Change in Value of Investments	Unrealized Loss from the Change in Value of Investments (Including Loss on Impairment)	Unrealized Gain from the Change in Value of Investments	Unrealized Loss from the Change in Value of Investments (Including Loss on Impairment)
Available-for-sale investments				
1. Debt instruments				
1.1 Government and state enterprises securities	786.5	(424.2)	1,429.4	(2.5)
1.2 Private enterprises debt instruments	52.3	(2.4)	48.5	(10.3)
1.3 Foreign debt instruments	162.5	(118.1)	174.7	(87.6)
2. Equity securities				
2.1 Marketable equity securities-domestic	771.2	(813.0)	1,143.0	(893.6)
2.2 Others	33.8	(229.5)	2.0	(296.4)
Total	1,806.3	(1,587.2)	2,797.6	(1,290.4)
Held-to-maturity debt instruments				
Private enterprises debt instruments	-	(1,305.5)	-	(1,305.5)
Foreign debt instruments	-	(84.7)	-	(110.1)
Total	-	(1,390.2)	-	(1,415.6)

(Million Baht)

	The Bank			
	March 31, 2002		December 31, 2001	
	Unrealized Gain from the Change in Value of Investments	Unrealized Loss from the Change in Value of Investments (Including Loss on Impairment)	Unrealized Gain from the Change in Value of Investments	Unrealized Loss from the Change in Value of Investments (Including Loss on Impairment)
Available-for-sale investments				
1. Debt instruments				
1.1 Government and state enterprises securities	786.5	(424.2)	1,429.4	(2.5)
1.2 Private enterprises debt instruments	52.3	(2.4)	48.5	(10.3)
1.3 Foreign debt instruments	162.5	(118.1)	174.7	(87.6)
2. Equity securities				
2.1 Marketable equity securities-domestic	767.3	(806.6)	1,135.8	(881.6)
2.2 Others	33.7	(229.5)	2.0	(296.4)
Total	1,802.3	(1,580.8)	2,790.4	(1,278.4)
Held-to-maturity debt instruments				
Private enterprises debt instruments	-	(1,189.8)	-	(1,189.8)
Foreign debt instruments	-	(84.7)	-	(110.1)
Total	-	(1,274.5)	-	(1,299.9)

A maturity analysis for debt instruments are as follows:

(Million Baht)

	Consolidated							
	March 31, 2002				December 31, 2001			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprises securities	15,165.4	19,082.2	16,387.4	50,635.0	6,576.6	21,915.8	9,938.2	38,430.6
1.2 Private enterprises debt instruments	229.2	3,380.8	-	3,610.0	147.1	3,558.5	-	3,705.6
1.3 Foreign debt instruments	2,375.4	8,090.5	2,606.3	13,072.2	3,051.6	6,970.9	1,970.6	11,993.1
Total	17,770.0	30,553.5	18,993.7	67,317.2	9,775.3	32,445.2	11,908.8	54,129.3
Add (less) Allowance for revaluation	139.4	634.3	(306.7)	467.0	70.0	897.7	594.9	1,562.6
Less Allowance for impairment	-	(10.3)	-	(10.3)	-	(10.5)	-	(10.5)
Total	17,909.4	31,177.5	18,687.0	67,773.9	9,845.3	33,332.4	12,503.7	55,681.4
2. Held-to-maturity debt instruments								
2.1 Government and state enterprises securities	5,817.0	16,304.4	10,596.3	32,717.7	5,429.6	15,906.0	10,337.5	31,673.1
2.2 Private enterprises debt instruments	655.2	1.8	1,000.0	1,657.0	651.1	5.9	985.0	1,642.0
2.3 Foreign debt instruments	8,036.5	2,286.7	-	10,323.2	8,411.5	2,219.5	11.1	10,642.1
Total	14,508.7	18,592.9	11,596.3	44,697.9	14,492.2	18,131.4	11,333.6	43,957.2
Less Allowance for impairment	(655.2)	(84.7)	(650.3)	(1,390.2)	(656.7)	(108.6)	(650.3)	(1,415.6)
Total	13,853.5	18,508.2	10,946.0	43,307.7	13,835.5	18,022.8	10,683.3	42,541.6
Total Debt Instruments	31,762.9	49,685.7	29,633.0	111,081.6	23,680.8	51,355.2	23,187.0	98,223.0

(Million Baht)

	The Bank							
	March 31, 2002				December 31, 2001			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprises securities	15,165.4	19,082.2	16,387.4	50,635.0	6,576.6	21,915.8	9,938.2	38,430.6
1.2 Private enterprises debt instruments	229.2	3,380.8	-	3,610.0	147.1	3,558.5	-	3,705.6
1.3 Foreign debt instruments	2,375.4	8,090.5	2,606.3	13,072.2	3,051.6	6,970.9	1,970.6	11,993.1
Total	17,770.0	30,553.5	18,993.7	67,317.2	9,775.3	32,445.2	11,908.8	54,129.3
Add (less) Allowance for revaluation	139.4	634.3	(306.7)	467.0	70.0	897.7	594.9	1,562.6
Less Allowance for impairment	-	(10.3)	-	(10.3)	-	(10.5)	-	(10.5)
Total	17,909.4	31,177.5	18,687.0	67,773.9	9,845.3	33,332.4	12,503.7	55,681.4
2. Held-to-maturity debt instruments								
2.1 Government and state enterprises securities	5,777.2	16,112.0	10,596.4	32,485.6	5,429.6	15,837.7	10,337.5	31,604.8
2.2 Private enterprises debt instruments	655.2	1.8	884.3	1,541.3	651.1	5.9	869.3	1,526.3
2.3 Foreign debt instruments	8,036.5	2,286.7	-	10,323.2	8,411.5	2,219.5	11.1	10,642.1
Total	14,468.9	18,400.5	11,480.7	44,350.1	14,492.2	18,063.1	11,217.9	43,773.2
Less Allowance for impairment	(655.2)	(84.7)	(534.6)	(1,274.5)	(656.7)	(108.6)	(534.6)	(1,299.9)
Total	13,813.7	18,315.8	10,946.1	43,075.6	13,835.5	17,954.5	10,683.3	42,473.3
Total Debt Instruments	31,723.1	49,493.3	29,633.1	110,849.5	23,680.8	51,286.9	23,187.0	98,154.7

Investments in financial institutions that were closed on December 8, 1997, in ailing financial institutions which were controlled by the Bank of Thailand and were ordered to write down their capital and recapitalize on May 18, 1998, in listed companies under rehabilitation and in defaulted debt instruments and the companies whose ability to continue as a going concern is uncertain and unlisted companies under rehabilitation are as follows:

(Million Baht)

	Consolidated						
	March 31, 2002						
	Cost Value / Book Value			Fair Value			
	Investment in Receivables	Equity Securities	Debt Instruments	Investment in Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	-	130.5	-	-	-	(130.5)
2. Ailing financial institutions ordered to write down capital and recapitalize	-	-	-	-	-	-	-
3. Listed companies under rehabilitation and in defaulted debt instruments	17.3	41.6	724.7	17.1	-	-	(766.5)
4. Companies whose ability to continue as a going concern is uncertain and unlisted companies under rehabilitation	-	1,326.1	784.9	-	89.2	334.6	(1,687.2)
Total	17.3	1,367.7	1,640.1	17.1	89.2	334.6	(2,584.2)

(Million Baht)

Consolidated

December 31, 2001

	Cost Value / Book Value			Fair Value			
	Investment in Receivables	Equity Securities	Debt Instruments	Investment in Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	-	130.5	-	-	-	(130.5)
2. Ailing financial institutions ordered to write down capital and recapitalize	-	-	-	-	-	-	-
3. Listed companies under rehabilitation and in defaulted debt instruments	56.5	55.3	724.7	38.4	18.0	-	(780.1)
4. Companies whose ability to continue as a going concern is uncertain and unlisted companies under rehabilitation	-	1,330.0	784.9	-	89.5	334.6	(1,690.8)
Total	56.5	1,385.3	1,640.1	38.4	107.5	334.6	(2,601.4)

(Million Baht)

The Bank

March 31, 2002

	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	130.5	-	-	(130.5)
2. Ailing financial institutions ordered to write down capital and recapitalize	-	-	-	-	-
3. Listed companies under rehabilitation and in defaulted debt instruments	41.6	724.7	-	-	(766.3)
4. Companies whose ability to continue as a going concern is uncertain and unlisted companies under rehabilitation	1,326.1	669.2	89.2	334.6	(1,571.5)
Total	1,367.7	1,524.4	89.2	334.6	(2,468.3)

(Million Baht)

	The Bank				
	December 31, 2001				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	130.5	-	-	(130.5)
2. Ailing financial institutions ordered to write down capital and recapitalize	-	-	-	-	-
3. Listed companies under rehabilitation and in defaulted debt instruments	41.6	724.7	2.7	-	(763.6)
4. Companies whose ability to continue as a going concern is uncertain and unlisted companies under rehabilitation	1,330.0	669.2	89.5	334.6	(1,575.1)
Total	1,371.6	1,524.4	92.2	334.6	(2,469.2)

The Bank has provided an allowance for impairment in value of these investments for the entire amount which is reflected in the statement of income except for the revaluation of investments in ailing financial institutions ordered to write down capital and recapitalize which are classified as available-for-sale investments which is shown as a component of shareholders' equity.

Investments in debt instruments of closed financial institutions with a carrying value of Baht 137.5 million were exchanged for certificates of deposit with a face value of Baht 139.0 million issued by Krung Thai Bank Public Company Limited on behalf of Financial Institutions Development Fund. The maturity of the certificates of deposit is five years and interest is payable annually at a fixed rate of 2% per annum. The fair value of the certificates of deposit on the date of exchange amounted to Baht 91.0 million.

Investments in ordinary share of subsidiaries and associated companies are as follows:

(Million Baht)

				Consolidated				The Bank			
				Investments				Investments			
	Type of Business	% Shareholding		Cost method		Equity method		Cost method		Equity method	
		March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Thonburi Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,998.3	5,998.3	2,379.0	2,587.9
Chanthaburi Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	4,999.9	4,999.9	2,123.7	2,111.5
Thai Farmers Research Center Co., Ltd.	Service	99.99%	99.99%	2.5	2.5	33.9	34.7	2.5	2.5	33.9	34.7
Progress Land and Buildings Co., Ltd.	Property Development	99.99%	99.99%	-	-	-	-	1,700.0	1,700.0	1,451.0	1,446.7
Kanpai Co., Ltd.	Service	99.99%	99.99%	21.3	21.3	36.1	35.1	21.3	21.3	36.1	35.1
Progress Plus Co., Ltd.	Service	99.99%	99.99%	3.6	3.6	3.9	3.7	3.6	3.6	3.9	3.7
Progress Facilities Management Co., Ltd	Service	99.98%	99.98%	5.0	5.0	8.1	7.6	5.0	5.0	8.1	7.6
Progress Services Co., Ltd.	Service	99.97%	99.97%	2.0	2.0	4.3	4.6	2.0	2.0	4.3	4.6
Progress Management Co., Ltd.	Service	99.93%	99.93%	6.0	6.0	9.3	8.4	6.0	6.0	9.3	8.4
Progress Storage Co., Ltd.	Service	99.92%	99.92%	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Progress Appraisal Co., Ltd.	Service	99.84%	99.84%	5.0	5.0	34.3	34.2	5.0	5.0	34.3	34.2
Thai Farmers Asset Management Co., Ltd.	Mutual Fund Management	71.42%	71.42%	-	-	-	-	683.3	683.3	572.4	604.6
Progress Software Co., Ltd.	Service	60.00%	60.00%	6.0	6.0	19.2	19.4	6.0	6.0	19.2	19.4

(Million Baht)

	Type of Business	% Shareholding		Consolidated Investments				The Bank Investments			
				Cost method		Equity method		Cost method		Equity method	
		March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Thai Administration Services Co., Ltd.	Service	51.00%	51.00%	51.0	38.6	44.3	29.2	51.0	38.6	44.3	29.2
Merrill Lynch Phatra Securities Co., Ltd.	Securities	49.00%	49.00%	2,149.9	2,149.9	1,774.5	1,775.0	2,149.9	2,149.9	1,774.5	1,775.0
Business Venture Promotion Co., Ltd.	Venture Capital	32.50%	32.50%	39.0	39.0	26.4	26.2	39.0	39.0	26.4	26.2
Processing Center Co., Ltd.	Service	30.00%	30.00%	3.0	3.0	113.0	116.5	3.0	3.0	113.0	116.5
N.C. Associate Co., Ltd.	Manufacturing	28.23%	28.23%	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2.3	2.3	2.0	2.3	2.3	2.3	2.0	2.3
Progress Information Co., Ltd.	Service	20.00%	20.00%	14.5	14.5	5.0	5.8	14.5	14.5	5.0	5.8
Thai Farmers Heller Factoring Co., Ltd.	Service	20.00%	20.00%	24.6	24.6	39.2	37.4	24.6	24.6	39.2	37.4
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355.1	355.1	216.8	221.8	355.1	355.1	216.8	221.8
E.S. Industries Co., Ltd. (allowance for diminution in value has been fully provided)	Industry	20.00%	20.00%	11.0	11.0	11.0	11.0	11.0	11.0	11.0	11.0
Total				2,702.3	2,689.9	2,381.8	2,373.4	16,083.8	16,071.4	8,907.9	9,124.1
Less Allowance for impairment				(1,463.1)	(1,463.1)	(941.8)	(946.4)	(4,415.0)	(4,415.0)	(941.8)	(946.4)
Investments in subsidiaries and associated companies - net				1,239.2	1,226.8	1,440.0	1,427.0	11,668.8	11,656.4	7,966.1	8,177.7

The recording of investments in subsidiaries and associated companies by using the equity method in the financial statements is based on financial information obtained from financial statements audited or reviewed in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand and from management information, which has not been audited or reviewed by the auditors in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand.

Investments held by the Bank and its subsidiaries, that comprise less than 10% of those companies shares and not investments in subsidiaries and associated companies, classified by industry are as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Manufacturing and commerce	292.1	884.3	292.1	884.3
Property development and construction	674.7	674.7	674.7	674.7
Infrastructure and services	1.3	14.8	1.3	9.3
Others	741.8	922.5	736.3	922.5
Total	1,709.9	2,496.3	1,704.4	2,490.8

The financial position and results of operations of its subsidiaries in the consolidated financial statements set out below:

Thonburi Asset Management Company Limited

Condensed Balance Sheets

(Amounts in Thousand Baht)

	March 31, 2002 (Reviewed)	December 31, 2001 (Audited)
ASSETS		
Cash	5	5
Interbank and money market items	173,875	118,213
Investments - net	452	347
Investments in receivables - net	22,159,945	22,961,602
Properties foreclosed - net	175,797	168,819
Equipment - net	1,448	1,551
Other Assets - net	38,854	42,457
Total Assets	22,550,376	23,292,994
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Interbank and money market items	20,040,000	20,600,000
Other liabilities	131,403	105,072
Shareholders' Equity	2,378,973	2,587,922
Total Liabilities and Shareholders' Equity	22,550,376	23,292,994

Thonburi Asset Management Company Limited

Condensed Statements of Income

For the Three-Month Periods Ended March 31, 2002 and 2001

(Reviewed)

(Amounts in Thousand Baht

Except Loss per Share)

	2002	2001
Interest income	349,132	261,506
Interest expense	115,864	159,590
Net income from interest	233,268	101,916
Loss on impairment of investments in receivables (reversal)	(30,521)	360,000
Loss on debt restructuring of investments in receivables	279,255	52,912
Net expense from interest after loss on impairment		
and on debt restructuring of investments in receivables	(15,466)	(310,996)
Non-interest income	23,556	4,132
Non-interest expense	217,143	142,753
Net loss	(209,053)	(449,617)
Loss per share (Baht)	(0.35)	(0.75)

Thonburi Asset Management Company Limited

Statements of Cash Flows

For the Three-Month Periods Ended March 31, 2002 and 2001

(Reviewed)

(Amounts in Thousand Baht)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(209,053)	(449,617)
Add (less) Adjustments to reconcile net loss to net cash		
from operating activities		
Loss on impairment of investments in receivables (reversal)	(30,521)	360,000
Loss on debt restructuring of investments in receivables	279,255	52,912
Interest income from amortization of revaluation allowance for debt restructuring	(87,979)	-
Loss on impairment of properties foreclosed	4,239	450
Depreciation	104	78
Amortization of deferred charges	7,835	7,835
Loss on impairment of other assets	52,301	4,116
Increase in accrued interest payables	27,504	51,186
Decrease in other accrued expenses	(7,451)	(10,016)
Income from operations before changes in operating assets and liabilities	36,234	16,944
Decrease (increase) in operating assets		
Investments in receivables	602,456	474,986
Properties foreclosed	27,228	-
Other assets	(56,534)	1,799
Increase (decrease) in operating liabilities		
Other liabilities	6,278	(732)
Net Cash Provided by Operating Activities	615,662	492,997
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of equipment	-	(278)
Net Cash Used in Investing Activities	-	(278)
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in borrowings from bank	(560,000)	(502,488)
Net Cash Used in Financing Activities	(560,000)	(502,488)
Net increase (decrease) in cash and cash equivalents	55,662	(9,769)
Cash and cash equivalents at beginning of the period	118,218	141,380
Cash and cash equivalents at the end of the period	173,880	131,611
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the period		
Interest expense	88,360	169,606
Income tax	112	-

Chanthaburi Asset Management Company Limited

Condensed Balance Sheets

(Amounts in Thousand Baht)

	March 31, 2002 (Reviewed)	December 31, 2001 (Audited)
ASSETS		
Cash	7	7
Interbank and money market items	92,026	105,147
Investments - net	163,144	184,837
Investments in receivables - net	15,631,369	16,125,133
Properties foreclosed - net	2,208,275	2,081,563
Leasehold improvement and equipment - net	6,742	7,258
Other assets - net	16,479	24,962
Total Assets	18,118,042	18,528,907
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Interbank and money market items	15,970,000	16,380,000
Other liabilities	24,349	37,487
Shareholders' Equity	2,123,693	2,111,420
Total Liabilities and Shareholders' Equity	18,118,042	18,528,907

Chanthaburi Asset Management Company Limited

Condensed Statements of Income

For the Three-Month Periods Ended March 31, 2002 and 2001

(Reviewed)

(Amounts in Thousand Baht

Except Earnings (Loss) per Share)

	2002	2001
Interest income	404,011	209,025
Interest expense	88,841	134,671
Net income from interest	315,170	74,354
Reversal of loss on impairment of investments in receivables	(7,745)	(52,245)
Loss on debt restructuring of investments in receivables	293,520	267,489
Net income (expense) from interest after loss on impairment		
and loss on debt restructuring of investments in receivables	29,395	(140,890)
Non-interest income	16,967	7,991
Non-interest expense	36,349	(1,198)
Net income (loss)	10,013	(131,701)
Earnings (loss) per share (Baht)	0.02	(0.26)

Chanthaburi Asset Management Company Limited

Statements of Cash Flows

For the Three-Month Periods Ended March 31, 2002 and 2001

(Reviewed)

(Amounts in Thousand Baht)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	10,013	(131,701)
Add (less) Adjustments to reconcile net income (loss) to net cash from operating activities		
Reversal of loss on impairment of investments in securities	-	(14,730)
Gain on disposal of available-for-sale investments	(7,141)	-
Amortization of premium on bond	4	-
Reversal of loss on impairment of investments in receivables	(7,745)	(52,245)
Loss on debt restructuring of investments in receivables	293,520	267,489
Interest income from amortization of revaluation allowance for debt restructuring	(38,502)	-
Reversal of loss on impairment of properties foreclosed	(1,297)	(47,754)
Depreciation	535	500
Increase in accrued interest receivable	(7)	-
Amortization of deferred charges	996	996
Loss on impairment of other assets (reversal)	(383)	3,618
(Decrease) increase in accrued interest payables	(824)	1,435
(Decrease) increase in other accrued expenses	(8,559)	23,394
Income from operations before changes in operating assets and liabilities	240,610	51,002
Decrease (increase) in operating assets		
Investments in receivables	126,375	353,495
Properties foreclosed	(5,299)	(104)
Other assets	7,878	(1,019)
Decrease in operating liabilities		
Other liabilities	(3,755)	(4,077)
Net Cash Provided by Operating Activities	365,809	399,297

Chanthaburi Asset Management Company Limited

Statements of Cash Flows

For the Three-Month Periods Ended March 31, 2002 and 2001

(Reviewed)

(Amounts in Thousand Baht)

	2002	2001
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of available-for-sale investments	31,090	-
Purchases of equipment	(20)	-
Net Cash Provided by Investing Activities	31,070	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in borrowings from bank	(410,000)	(366,010)
Net Cash Used in Financing Activities	(410,000)	(366,010)
Net (decrease) increase in cash and cash equivalents	(13,121)	33,287
Cash and cash equivalents at beginning of the period	105,154	136,179
Cash and cash equivalents at the end of the period	92,033	169,466
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the period		
Interest expense	89,665	133,236
Income tax	117	4

Progress Land and Buildings Company Limited

Condensed Balance Sheets

(Amounts in Thousand Baht)

	March 31, 2002 (Reviewed)	December 31, 2001 (Audited)
ASSETS		
Asset		
Cash	98,885	90,209
Other current assets	5,554	5,118
Properties foreclosed - net	965,339	968,941
Premises and equipment - net	391,080	394,169
Other Assets	148	150
Total Assets	1,461,006	1,458,587
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	10,011	9,674
Shareholders' equity	1,450,995	1,448,913
Total Liabilities and Shareholders' Equity	1,461,006	1,458,587

Progress Land and Buildings Company Limited

Condensed Statements of Income

For the Three-Month Periods Ended March 31, 2002 and 2001

(Reviewed)

(Amounts in Thousand Baht
Except Earnings per Share)

	2002	2001
Revenues	2,484	8,752
Expenses	402	8,332
Net income	2,082	420
Earnings per share (Baht)	0.10	0.02

Thai Farmers Asset Management Company Limited

Condensed Balance Sheets

(Amounts in Thousand Baht)

	March 31, 2002 (Reviewed)	December 31, 2001 (Audited)
ASSETS		
Assets		
Cash	279,990	516,913
Investments - net	239,494	75,720
Other current assets	58,066	60,149
Properties foreclosed - net	1,373	1,373
Premises and equipment – net	196,026	197,145
Other assets	496,919	514,027
Total Assets	1,271,868	1,365,327
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	40,298	71,131
Shareholders' Equity	1,231,570	1,294,196
Total Liabilities and Shareholders' Equity	1,271,868	1,365,327

Thai Farmers Asset Management Company Limited

Condensed Statements of Income

For the Three-Month Periods Ended March 31, 2002 and 2001

(Audited)

(Amounts in Thousand Baht
Except Earnings (Loss) per Share)

	2002	2001
Revenues	110,436	102,869
Expenses	84,267	197,184
Net income (loss)	26,169	(94,135)
Earnings (loss) per share (Baht)	0.96	(3.47)

The summary of financial position and results of operations of its subsidiaries which not included in the consolidated financial statements are as follows :

(Million Baht)

	Balance Sheets					
	March 31, 2002			December 31, 2001		
	(Unaudited and Unreviewed)			(Audited)		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Thai Farmers Research Center Co., Ltd.	35.5	1.6	33.9	35.8	1.1	34.7
Kanpai Co., Ltd.	66.5	29.2	37.3	66.1	30.2	35.9
Progress Plus Co., Ltd.	25.4	21.0	4.4	36.4	32.3	4.1
Progress Facilities Management Co., Ltd.	10.8	2.7	8.1	10.5	2.9	7.6
Progress Services Co., Ltd.	5.7	1.4	4.3	5.8	1.2	4.6
Progress Management Co., Ltd.	11.4	2.1	9.3	11.4	2.9	8.5
Progress Storage Co., Ltd.	0.2	-	0.2	0.2	-	0.2
Progress Appraisal Co., Ltd.	42.8	8.5	34.3	40.9	6.9	34.0
Progress Software Co., Ltd.	39.3	5.8	33.5	39.4	5.5	33.9
Thai Administration Services Co., Ltd.	122.1	35.2	86.9	90.0	32.8	57.2
	359.7	107.5	252.2	336.5	115.8	220.7

A2

(Million Baht Except Earnings (Loss) per Share)

Statements of Income

For the Three-Month Periods Ended March 31,

(Unaudited and Unreviewed)

	2002				2001			
	Revenues	Expenses	Net Income (Loss)	Earnings (Loss) per Share(Baht)	Revenues	Expenses	Net Income (Loss)	Earnings (Loss) per Share(Baht)
Thai Farmers Research Center Co., Ltd.	10.4	11.2	(0.8)	(7.85)	9.6	9.1	0.5	5.34
Kanpai Co., Ltd.	28.0	26.9	1.1	5.54	24.0	21.7	2.3	11.57
Progress Plus Co., Ltd.	34.4	34.1	0.3	1.26	25.6	25.3	0.3	1.41
Progress Facilities Management Co., Ltd.	47.0	46.4	0.6	11.04	32.0	31.9	0.1	2.44
Progress Services Co., Ltd.	24.2	24.5	(0.3)	(14.95)	20.1	19.8	0.3	14.34
Progress Management Co., Ltd.	4.8	3.9	0.9	14.97	4.0	3.3	0.7	10.97
Progress Storage Co., Ltd.	-	0.5	(0.5)	(0.45)	-	-	-	-
Progress Appraisal Co., Ltd.	14.2	13.9	0.3	56.82	27.1	17.0	10.1	2,014.87
Progress Software Co., Ltd.	20.5	17.9	2.6	25.77	10.5	13.2	(2.7)	(27.22)
Thai Administration Services Co., Ltd.	8.0	3.8	4.2	0.42	-	0.4	(0.4)	(0.04)
	191.5	183.1	8.4		152.9	141.7	11.2	

4.3 Loans and Accrued Interest Receivables

Loans and accrued interest receivables are classified by type of classification as follows :

(Million Baht)

Consolidated

March 31, 2002

	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	361,860.7	105,509.0	1	3,618.6
Special Mention	10,008.3	1,545.0	2	200.2
Sub-Standard	9,851.4	3,045.8	20	609.2
Doubtful	10,774.1	3,678.3	50	1,839.1
Loss	81,542.3	19,172.3	100	19,172.3
Allowance established in excess of BOT regulations	-	-		25,052.6
	474,036.8	132,950.4		50,492.0
Unearned discounts received in advance	(165.3)	(165.3)		
Total	473,871.5	132,785.1		

(Million Baht)

Consolidated

December 31, 2001

	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	356,242.1	119,917.2	1	3,562.4
Special Mention	11,169.1	1,764.9	2	223.4
Sub-Standard	11,928.1	3,423.2	20	684.6
Doubtful	17,681.5	6,821.7	50	3,410.9
Loss	83,707.1	17,797.9	100	17,797.9
Allowance established in excess of BOT regulations	-	-		25,646.4
	480,727.9	149,724.9		51,325.6
Unearned discounts received in advance	(168.6)	(168.6)		
Total	480,559.3	149,556.3		

(Million Baht)

	The Bank			
	March 31, 2002			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	388,259.7	139,888.4	1	3,882.6
Special Mention	8,934.8	1,243.1	2	178.7
Sub-Standard	9,426.7	2,941.2	20	588.2
Doubtful	10,619.7	3,583.9	50	1,792.0
Loss	45,463.7	1,452.5	100	1,452.5
Allowance established in excess of BOT regulations	-	-		17,429.6
	462,704.6	149,109.1		25,323.6
Unearned discounts received in advance	(165.3)	(165.3)		
Total	462,539.3	148,943.8		

(Million Baht)

	The Bank			
	December 31, 2001			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	382,805.9	155,028.9	1	3,828.1
Special Mention	10,203.6	1,671.2	2	204.1
Sub-Standard	11,427.1	3,233.1	20	646.6
Doubtful	17,661.8	6,820.6	50	3,410.3
Loss	46,313.0	-	100	-
Allowance established in excess of BOT regulations	-	-		16,911.7
	468,411.4	166,753.8		25,000.8
Unearned discounts received in advance	(168.6)	(168.6)		
Total	468,242.8	166,585.2		

Non-performing loans (NPLs) represent loans for which interest or principal repayment has been in arrears for more than 3 months from their due dates according to the Bank of Thailand.

As at March 31, 2002, non-performing loans (including financial institutions) based on the Bank of Thailand notification dated February 18, 2002 which are summarized as follows:

(Million Baht)

	March 31, 2002		
	The Bank	Thonburi - AMC (Original principals)	The Bank and Thonburi - AMC
Non-performing loans	60,409.5	34,809.4	95,218.9
Percentage of total loans	12.89	76.49	19.91

As at December 31, 2001, non-performing loans (including financial institutions) based on the Bank of Thailand notification dated September 22, 1999 which are summarized as follows:

(Million Baht)

	December 31, 2001		
	The Bank	Thonburi - AMC (Original principals)	The Bank and Thonburi - AMC
Non-performing loans	62,722.9	36,018.4	98,741.3
Percentage of total loans	13.10	76.11	20.19

Non-accrual loans (including financial institutions) are as follows:

(Million Baht)

	March 31, 2002		
	The Bank	Thonburi - AMC (Original principals)	The Bank and Thonburi - AMC
Non-accrual loans	131,015.1	45,506.9	176,522.0
Percentage of total loans	27.96	100.00	36.92

(Million Baht)

	December 31, 2001		
	The Bank	Thonburi - AMC (Original principals)	The Bank and Thonburi - AMC
Non-accrual loans	133,320.7	47,326.8	180,647.5
Percentage of total loans	27.85	100.00	36.93

Loans to listed companies under rehabilitation are as follows:

(Million Baht)

	Consolidated					
	March 31, 2002			December 31, 2001		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies under rehabilitation	2,216.1	1,970.1	38.0	2,330.3	1,661.5	123.1

(Million Baht)

	The Bank					
	March 31, 2002			December 31, 2001		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies under rehabilitation	2,085.1	1,866.3	22.3	2,106.1	1,526.7	20.2

The outstanding balances of loans to the Bank's wholly owned asset management companies are as follows:

(Million Baht)

	March 31, 2002			
	Type of loans	Maturity	Interest rate	Amount
Thonburi Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	20,040.0
Chanthaburi Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	15,970.0

(Million Baht)

	December 31, 2001			
	Type of loans	Maturity	Interest rate	Amount
Thonburi Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	20,600.0
Chanthaburi Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	16,380.0

Transferring of Sub-Quality Assets to Thai Assets Management Corporation (TAMC)

In accordance with Emergency Decree on the Thai Assets Management Corporation B.E. 2544, on October 12, 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-quality assets outstanding as at December 31, 2000 to TAMC. All rights and duties associated with each transferred sub-quality asset are transferred to TAMC at a price determined by the appraised value of the underlying collateral provided that it does not exceed the book value of credits less existing regulatory required provisions outstanding on the transfer date. TAMC has 180 days after each transfer date to examine the eligibility of transferred sub-quality assets. TAMC will then confirm the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable notes guaranteed by FIDF. The note will bear a coupon equal to weighted average of deposit rates of five major banks which will be paid at the end of each year by means of a non-transferable extendable 1-year note guaranteed by FIDF. The rights to receive such promissory notes were included in investments in held-to-maturity debt instruments.

As per the Emergency Decree on the Thai Assets Management Corporation B.E.2544 and the Asset Transfer Agreement, TAMC and the Bank will share the profits or jointly be responsible for the losses from transferred assets on the fifth and the tenth anniversaries starting from July 1, 2001. In the case of losses, the Bank will be responsible for the first portion of losses, not exceeding 20% of the transfer price. The second portion of losses, not exceeding 20% of the transfer price, will be equally shared between TAMC and the Bank. The remaining losses will be absorbed by TAMC. In addition, expenses of TAMC are included in gain or loss sharing. In the case of profits, the first portion of profits - up to 20% of transfer price - will be equally between TAMC and the Bank. Should there be any extra profits, the Bank is entitled to the remaining profits up to the gross book value of the assets less the transfer price and the Bank's share in the first portion of the profits.

For the year 2001 and for the three-month period ended March 31, 2002 the Bank transferred to TAMC sub-quality assets relating to 219 borrowers and 17 borrowers with gross book value as of transfer dates of Baht 12,214.0 million (after adjust) and Baht 1,579.9 million, respectively. The estimated aggregate transfer price was Baht 9,346.7 million (after adjust) and Baht 299.7 million. At present, TAMC is examining the assets and will confirm the transfer price in order to issue the note to the Bank within the aforementioned timeframe. In the anticipation of any potential losses on asset transferal, the Bank set aside additional provisions for loan losses amounting to Baht 1,290.0 million in the third quarter of 2001.

4.4 Troubled Debt Restructuring

The Bank and its subsidiaries (Thonburi - AMC and Chanthaburi - AMC) have entered into many contracts for debt restructuring. The following are only those restructurings which resulted in a loss to the Bank and its subsidiaries.

(Million Baht)

Consolidated

March 31, 2002

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	 After Restructuring	Transferred Assets Types	 Fair Value	Loss on Debt Restructuring
Transfers of assets	1,285	1,715.8	-	Cash, land, premises and investments	997.6	718.2
Changes of repayment Conditions	191	2,134.1	1,756.6	-	-	698.6
Debt restructuring in various forms	7	1,067.2	1,034.3	Cash, land, premises and investments	32.5	411.1
Total	1,483	4,917.1	2,790.9		1,030.1	1,827.9

(Million Baht)

Consolidated

March 31, 2001

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	 After Restructuring	Transferred Assets Types	 Fair Value	Loss on Debt Restructuring
Transfers of assets	48	726.6	-	Cash, land, premises and investments	580.0	146.6
Changes of repayment conditions	98	2,975.8	2,889.4	-	-	342.3
Debt restructuring in various forms	12	2,963.8	2,258.6	Cash, land, premises and investments	492.9	1,193.2
Total	158	6,666.2	5,148.0		1,072.9	1,682.1

(Million Baht)

The Bank

March 31, 2002

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	1,227	1,524.6	-	Cash, land, premises and investments	839.3	685.3
Changes of repayment Conditions	67	928.9	926.1	-	-	159.2
Debt restructuring in various forms	5	1,057.9	1,026.8	Cash, land, premises and investments	31.1	410.6
Total	1,299	3,511.4	1,952.9		870.4	1,255.1

(Million Baht)

The Bank

March 31, 2001

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	28	642.7	-	Cash, land, premises and investments	519.7	123.0
Changes of repayment Conditions	61	2,468.7	2,466.0	-	-	258.6
Debt restructuring in various forms	10	2,248.8	2,053.6	Cash, land, premises and investments	194.9	981.2
Total	99	5,360.2	4,519.6		714.6	1,362.8

For the three-month periods ended March 31, 2002 and 2001, the Bank and its subsidiaries recognized interest income from debt restructuring of Baht 425.6 million and Baht 434.5 million respectively on a consolidated basis and Baht 278.9 million and Baht 424.3 million respectively for the Bank only.

During the three-month periods ended March 31, 2002 and 2001, the Bank and its subsidiaries engaged in debt restructuring contracts that had no losses incurred from the restructuring, totaling 7,947 cases and 11,154 cases respectively and 6,922 cases and 10,409 cases respectively for the Bank only. The outstanding amount of debt before restructuring was Baht 16,470.6 million and Baht 20,532.2 million respectively for the Bank and its subsidiaries and Baht 14,135.1 million and Baht 17,398.6 million respectively for the Bank only.

As at March 31, 2002 and December 31, 2001, the Bank and its subsidiaries had outstanding balances of investments in restructured debt of Baht 28,682.6 million and Baht 28,926.7 million respectively on the consolidated basis and Baht 25,981.5 million and Baht 25,997.9 million respectively for the Bank only. The Bank has commitments to extend additional loans to these debtors in the amount of Baht 160.2 million and Baht 155.8 million respectively.

4.5 Allowance for Doubtful Accounts

The movements in the allowance for doubtful accounts during the period/year are as follows:

(Million Baht)

Consolidated

March 31, 2002

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Uncollectible	Allowance Established in Excess of BOT Regulations	Total
Balance at beginning of the period	3,562.4	223.4	684.6	3,410.9	17,797.9	-	25,646.4	51,325.6
Doubtful accounts (reversal)	56.2	(23.2)	(75.4)	(1,571.8)	1,017.4	-	(593.8)	(1,190.6)
Bad debt recovered	-	-	-	-	2,829.6	-	-	2,829.6
Bad debt written off	-	-	-	-	(997.8)	-	-	(997.8)
Allowance for loan sold to TAMC	-	-	-	-	(1,280.2)	-	-	(1,280.2)
Others	-	-	-	-	(194.6)	-	-	(194.6)
Balance at ending of the period	3,618.6	200.2	609.2	1,839.1	19,172.3	-	25,052.6	50,492.0

(Million Baht)

Consolidated

December 31, 2001

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Uncollectible	Allowance Established in Excess of BOT Regulations	Total
Balance at beginning of the year	3,492.0	190.4	1,055.5	2,990.1	21,144.8	5.5	25,865.3	54,743.6
Doubtful accounts (reversal)	70.4	33.0	(370.9)	420.8	(668.1)	(5.5)	(218.9)	(739.2)
Bad debt recovered	-	-	-	-	17,786.5	-	-	17,786.5
Bad debt written off	-	-	-	-	(16,351.8)	-	-	(16,351.8)
Allowance for loans sold to TAMC	-	-	-	-	(2,867.3)	-	-	(2,867.3)
Others	-	-	-	-	(1,246.2)	-	-	(1,246.2)
Balance at ending of the year	3,562.4	223.4	684.6	3,410.9	17,797.9	-	25,646.4	51,325.6

(Million Baht)

The Bank

March 31, 2002

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Uncollectible	Allowance Established in Excess of BOT Regulations	Total
Balance at beginning of the period	3,828.1	204.1	646.6	3,410.3	-	-	16,911.7	25,000.8
Doubtful accounts (reversal)	54.5	(25.4)	(58.4)	(1,618.3)	(30.4)	-	517.9	(1,160.1)
Bad debt recovered	-	-	-	-	2,829.6	-	-	2,829.6
Bad debt written off	-	-	-	-	(114.1)	-	-	(114.1)
Allowance for loans sold to Thonburi - AMC	-	-	-	-	(1,280.2)	-	-	(1,280.2)
Others	-	-	-	-	47.6	-	-	47.6
Balance at ending of the period	3,882.6	178.7	588.2	1,792.0	1,452.5	-	17,429.6	25,323.6

(Million Baht)

	The Bank							
	December 31, 2001							
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Uncollectible	Allowance Established in Excess of BOT Regulations	Total
Balance at beginning of the year	3,854.6	182.4	1,048.2	2,970.6	-	5.5	13,747.0	21,808.3
Doubtful accounts (reversal)	(26.5)	21.7	(401.6)	439.7	(4,210.6)	(5.5)	3,164.7	(1,018.1)
Bad debt recovered	-	-	-	-	17,786.5	-	-	17,786.5
Bad debt written off	-	-	-	-	(10,634.9)	-	-	(10,634.9)
Allowance for loans sold to TAMC	-	-	-	-	(2,867.3)	-	-	(2,867.3)
Others	-	-	-	-	(73.7)	-	-	(73.7)
Balance at ending of the year	3,828.1	204.1	646.6	3,410.3	-	-	16,911.7	25,000.8

In 2002, the Bank of Thailand has cancelled the regulations on loans written off for the unsecured and fully reserved doubtful loans in the notification: "Worthless or irrecoverable assets and other doubtful assets which may be worthless or irrecoverable" dated February 18, 2002. As at March 31, 2002, the Bank has the portion of loans (including accrued interest receivable), classified as loss that exceeded collateral value and fully reserved in accordance with the regulations of the Bank of Thailand, which has not been written off totalling Baht 2,053.0 million.

For the year ended December 31,2001, the Bank wrote off the portion of loans (including accrued interest receivable), classified as loss that exceeded collateral value calculated in accordance with the regulations of the Bank of Thailand, and non-collectible portion totalling Baht 10,501.3 million.

4.6 Revaluation Allowance for Debt Restructuring

The movements in the revaluation allowance for debt restructuring during the period/year are as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Balance at beginning of the period/year	3,781.4	3,101.9	3,699.4	3,101.9
Addition	627.7	1,815.8	509.1	1,681.0
Amortization	(221.1)	(1,136.3)	(133.1)	(1,083.5)
Balance at ending of the period/year	4,188.0	3,781.4	4,075.4	3,699.4

4.7 Classified Assets

The Bank and its subsidiaries classified assets consist of investments, loans and accrued interest receivables (including financial institutions), properties foreclosed and other assets, which are categorized in compliance with the regulations of the Bank of Thailand, including their analysis of each loan and appraisal of the financial standing of each borrower as follows:

(Million Baht)

	Consolidated				
	March 31, 2002				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	371,255.3	-	2.2	371,257.5
Special Mention	-	10,008.3	-	-	10,008.3
Sub-Standard	-	9,851.4	-	0.1	9,851.5
Doubtful	-	10,774.1	-	-	10,774.1
Loss	7,517.4	81,542.3	1,640.5	1,674.8	92,375.0
Total	7,517.4	483,431.4	1,640.5	1,677.1	494,266.4

(Million Baht)

	Consolidated				
	December 31, 2001				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	368,825.7	-	0.1	368,825.8
Special Mention	-	11,170.2	-	-	11,170.2
Sub-Standard	-	11,928.1	-	-	11,928.1
Doubtful	-	17,688.2	-	-	17,688.2
Loss	7,298.7	83,707.1	1,626.9	1,610.6	94,243.3
Total	7,298.7	493,319.3	1,626.9	1,610.7	503,855.6

(Million Baht)

	The Bank				
	March 31, 2002				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	397,654.3	-	-	397,654.3
Special Mention	-	8,934.8	-	-	8,934.8
Sub-Standard	-	9,426.7	-	-	9,426.7
Doubtful	-	10,619.7	-	-	10,619.7
Loss	5,684.7	45,463.7	1,554.6	1,475.4	54,178.4
Total	5,684.7	472,099.2	1,554.6	1,475.4	480,813.9

(Million Baht)

	The Bank				
	December 31, 2001				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	395,389.6	-	-	395,389.6
Special Mention	-	10,204.6	-	-	10,204.6
Sub-Standard	-	11,427.1	-	-	11,427.1
Doubtful	-	17,668.5	-	-	17,668.5
Loss	5,384.0	46,313.0	1,544.0	1,460.9	54,701.9
Total	5,384.0	481,002.8	1,544.0	1,460.9	489,391.7

4.8 Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets consist of:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Allowance for impairment of investment	13.1	13.1	-	-
Allowance for impairment of buildings	1.6	1.8	-	-
Allowance for impairment of properties foreclosed	0.2	0.2	-	-
Total	14.9	15.1	-	-

Deferred tax liabilities consisted of:

	(Million Baht)	
	Consolidated and The Bank	
	March 31, 2002	December 31, 2001
Appraisal surplus	2,780.4	2,792.6
Revaluation surplus on investments	540.8	831.1
Share of profit from investment on the equity method	103.1	114.8
Total	3,424.3	3,738.5

4.9 Capital Requirements

The ratios of capital funds (Capital Adequacy Ratio) are calculated from the financial statements of the Bank and including risk assets of the Bank's asset management companies, two subsidiaries, consist of:

	(Million Baht)	
	March 31, 2002	December 31, 2001
Tier 1 Capital		
Issued and fully paid up share capital, premium on share capital, warrants and premium on warrants	78,556.9	78,556.9
Legal reserve	800.0	800.0
Other reserves	26,675.3	26,675.3
Net loss after appropriation	(87,921.3)	(87,921.3)
Subordinated debentures cum preferred shares	19,967.1	19,967.1
Total Tier 1 Capital	38,078.0	38,078.0
Tier 2 Capital		
Surplus on land revaluation	4,209.2	4,210.6
Surplus on premises revaluation	1,623.6	1,642.7
Provision for normal assets	3,764.7	3,736.3
Subordinated debentures	19,039.0	19,039.0
Total Tier 2 Capital	28,636.5	28,628.6
Total Capital Requirements	66,714.5	66,706.6

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contigencies of not less than 8.5% and that tier 1 capital must not be less than 4.25% of such assets and contigencies. Capital adequacy ratios maintained by the Bank are as follows:

	Percentage	
	March 31, 2002	December 31, 2001
Total Capital Requirements	12.93	12.73
Tier 1 Capital	7.38	7.27

4.10 Income Tax

Income tax for the three-month periods ended March 31, consists of:

(Million Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
Current income tax expense	11.2	17.2	-	-
Deferred income tax expense relating to the				
origination and reversal of temporary difference	(11.5)	17.4	(11.7)	17.4
Income tax expense	(0.3)	34.6	(11.7)	17.4

The Bank has deferred income tax which are transferred directly to shareholders' equity consisted of:

(Million Baht)

	Consolidated and The Bank	
	For the three-month periods ended March 31,	
	2002	2001
Deferred income tax relating to appraisal		
surplus revaluation decreased	(12.2)	(12.5)
Deferred income tax relating to the change		
in value of investment increased (decreased)	(290.3)	37.3

4.11 Assets Pledged as Collateral

Assets pledged as collateral consist of:

(Million Baht)

	Consolidated and The Bank	
	March 31, 2002	December 31, 2001
Government bonds	3.8	3.6
State enterprise bonds	28.0	28.0
Total	31.8	31.6

The Bank pledged these assets as collateral for electricity using and court collateral.

4.12 Contingencies

Contingencies consist of:

(Million Baht)

	Consolidated and The Bank					
	March 31, 2002			December 31, 2001		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Aval of bills	222.4	-	222.4	223.0	-	223.0
Letters of indemnity-						
borrowings	248.6	7,778.6	8,027.2	285.9	8,579.3	8,865.2
Other guarantees	26,149.7	3,917.7	30,067.4	25,377.8	3,613.9	28,991.7
Letters of credit	311.2	7,174.7	7,485.9	154.1	6,375.3	6,529.4
Exchange rate agreements						
Purchase agreements	1,100.2	30,240.1	31,340.3	881.6	26,134.7	27,016.3
Sale agreements	229.5	200,188.0	200,417.5	2,414.0	200,291.2	202,705.2
Interest rate agreements						
Purchase agreements	797.1	11,276.1	12,073.2	794.3	2,084.0	2,878.3
Sale agreements	797.1	11,276.1	12,073.2	794.3	2,084.0	2,878.3
Unused credit line of						
Overdraft	104,251.5	41.8	104,293.3	101,952.2	48.2	102,000.4
Others	308.3	2,712.1	3,020.4	1,125.8	2,656.4	3,782.2
Total	134,415.6	274,605.2	409,020.8	134,003.0	251,867.0	385,870.0

In the normal business, the Bank is a defendant in litigations against the Bank. These include a case of wrongful acts brought against the Bank, claiming Baht 701.1 million and Baht 713.9 million as at March 31, 2002 and December 31, 2001, repectively. Management believe that the liability, if any, resulting from the litigations will not be material to the Bank's financial position or results of operations.

4.13 Related Party Transactions

4.13.1 Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid up capital are summarized as follows:

(Million Baht)

	Consolidated	
	March 31, 2002 End of Period	December 31, 2001 End of Year
Loans		
1. Executive officers	23.9	23.6
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid up capital	3,373.9	3,295.0
Total	3,397.8	3,318.6
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid up capital	106.6	315.7
Total	106.6	315.7

(Million Baht)

	The Bank	
	March 31, 2002 End of Period	December 31, 2001 End of Year
Loans		
1. Executive officers	23.9	23.6
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid up capital	39,383.9	40,275.0
Total	39,407.8	40,298.6
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid up capital	106.6	315.7
Total	106.6	315.7

4.13.2 Related Party

Relationships between the Bank and related parties where control exists consist of:

Company Name	Type of Relationship	% Shareholding March 31, 2002	% Shareholding December 31, 2001	Type of share	Type of Business
Thonburi Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Chanthaburi Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Thai Farmers Research Center Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Land and Buildings Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Property Development
Kanpai Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Service
Progress Services Co., Ltd.	Subsidiary	99.97%	99.97%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	99.93%	99.93%	Ordinary share	Service
Progress Storage Co., Ltd.	Subsidiary	99.92%	99.92%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	99.84%	99.84%	Ordinary share	Service
Thai Farmers Asset Management Co., Ltd.	Subsidiary	71.42%	71.42%	Ordinary share	Mutual Fund Management
Progress Software Co., Ltd.	Subsidiary	60.00%	60.00%	Ordinary share	Service
Thai Administration Services Co., Ltd.	Subsidiary	51.00%	51.00%	Ordinary share	Service

4.13.3 Significant transactions occurring between the Bank and related parties are summarized as follows:

(Million Baht)

	The Bank March 31, 2002	The Bank December 31, 2001
Loans		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.		
Beginning balance	20,600.0	23,018.5
Deductions	(560.0)	(2,418.5)
Ending balance	20,040.0	20,600.0

(Million Baht)

	The Bank	
	March 31, 2002	December 31, 2001
- Chanthaburi Asset Management Co., Ltd.		
Beginning balance	16,380.0	18,366.0
Deductions	(410.0)	(1,986.0)
Ending balance	15,970.0	16,380.0
Accrued interest receivables		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.	73.0	45.5
- Chanthaburi Asset Management Co., Ltd.	5.3	6.1
Deposits		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.	174.1	118.2
- Chanthaburi Asset Management Co., Ltd.	92.3	105.1

(Million Baht)

	The Bank	
	For the Three-Month Periods Ended March 31,	
	2002	2001
Interest income		
Subsidiary Companies		
- Thonburi Asset Management Co., Ltd.	115.9	159.6
- Chanthaburi Asset Management Co., Ltd.	88.8	134.7

Loans to Thonburi Asset Management Company Limited are 3-month bills with interest rate equals to interest rate of a 3-month fixed deposit, which deposits are pledged as collateral. As at March 31, 2002 and December 31, 2001, the pledged deposits are Baht 174.1 million and Baht 118.2 million, respectively.

Loans to Chanthaburi Asset Management Company Limited are 3-month bills with interest rate equals to interest rate of a 3-month fixed deposit, which deposits are pledged as collateral. As at March 31, 2002 and December 31, 2001, the pledged deposits are Baht 92.3 million and Baht 105.1 million, respectively.

As at March 31, 2002 and December 31, 2001, the Bank has provided an allowance for doubtful accounts for Thonburi Asset Management Company Limited, classified as normal loans, amounting to Baht 201.1 million and Baht 206.5 million, respectively.

As at March 31, 2002 and December 31, 2001, the Bank has provided an allowance for doubtful accounts for Chanthaburi Asset Management Company Limited, classified as normal loans, amounting to Baht 159.7 million and Baht 163.9 million, respectively.

Income and expenses between the Bank, Thonburi Asset Management Company Limited and Chanthaburi Asset Management Company Limited are charged at cost, except for fee income which are charged at market price.

The Bank has provided an allowance for doubtful accounts for related parties using the same basis as general customers and in accordance with the Bank of Thailand's regulations.

4.13.4 Additional transactions occurring between the Bank and related parties, which are charged at market price as normal business conditions, are as follows:

1. Assets, liabilities and contingencies between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Loans				
Associated Company				
- Thai Farmers Heller Factoring Co., Ltd.	103.0	73.0	103.0	73.0
Deposits				
Subsidiary Companies				
- Thai Farmers Research Center Co., Ltd.	27.7	31.7	27.7	31.7
- Progress Appraisal Co., Ltd.	25.2	27.2	25.2	27.2
- Progress Land and Buildings Co., Ltd.	-	-	98.9	90.2
- Progress Software Co., Ltd.	18.4	19.5	18.4	19.5
- Thai Administration Services Co., Ltd.	15.5	16.9	15.5	16.9
- Kanpai Co., Ltd.	12.4	9.4	12.4	9.4
Associated Companies				
- Processing Center Co., Ltd.	25.7	23.6	25.7	23.6
- Thai Farmers Heller Factoring Co., Ltd.	5.8	15.6	5.8	15.6
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Thai Farmers Assets Management Co., Ltd.	-	-	102.6	8.7
Associated Company				
- Merrill Lynch Phatra Securities Co., Ltd.	87.2	3.1	87.2	3.1

(Million Baht)

	Consolidated		The Bank	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	14.1	15.3	14.1	15.3
- Progress Plus Co., Ltd.	10.5	12.1	10.5	12.1
Contingencies				
Subsidiary Company				
- Thai Administration Services Co., Ltd.	62.6	79.1	62.6	79.1
Associated Company				
- E.S. Industry Co., Ltd.	17.7	17.4	17.7	17.4

Certain subsidiaries and associated companies have entered into 2 years building lease agreements. Rentals are charged at cost. As at March 31, 2002 and December 31, 2001, the Bank has rentals according to remaining periods amounting to Baht 3.7 Million and Baht 5.7 million, respectively.

2. Revenues and expenses occurring between the Bank, its subsidiary and associated companies for the three-month periods ended March 31, are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2002	2001	2002	2001
Subsidiary Companies				
Revenues:				
Dividend income	-	-	63.4	31.0
Fee income	-	-	10.6	275.7
Other income	-	16.9	-	16.9
Expenses:				
Other expenses	144.7	101.5	144.7	101.5
Associated Companies				
Revenues:				
Dividend income	-	191.1	-	191.1
Expenses:				
Other expenses	7.5	6.3	7.5	6.3

The Bank and Merrill Lynch Phatra Securities Company Limited entered into business sale agreements related to investment management services with Thai Farmers Asset Management Company Limited, the Bank's subsidiary company. The Bank agreed to sell its business in connection with the management of provident fund and private funds to such subsidiary company at the price of Baht 265.3 million and Merrill Lynch Phatra Securities Company Limited agreed to sell its business at the price of Baht 273.9 million, and the whole amount has been received in 2001.

3. Assets, liabilities and contingencies between the Bank and business entities, which the directors and key executive officers and close members of the families have significant influence are summarized as follows:

		(Million Baht)
	Consolidated and The Bank	
	March 31, 2002	December 31, 2001
Loans		
- Thai Telephone & Telecommunication Public Co., Ltd.	2,655.3	2,649.0
- Bangkok Intercontinental Hotels Co., Ltd.	301.9	313.1
- Jutha Maritime Public Co., Ltd.	10.0	10.0
- Indo Worth (Thailand) Ltd.	44.2	50.0
- Siam Food Products Public Co., Ltd.	56.7	43.1
- Yin In Tsoi & Jacks Ltd.	16.3	-
Deposits		
- Sermsuk Public Co., Ltd.	253.6	1,085.9
- Serm Suk YHS Beverage Co., Ltd.	21.2	12.7
- Com - Link Co., Ltd.	112.9	61.1
- Muang Thai Life Assurance Co., Ltd.	94.6	219.2
- Mitsubishi Elevator Asia Co., Ltd.	79.4	82.2
- Bangkok Glass Industry Co., Ltd.	74.0	48.8
- Thai British Security Printing Ltd.	20.4	18.5
- Siam Food Products Public Co.,Ltd.	72.9	4.1
Contingencies		
- Samart Telcoms Public Co.,Ltd.	33.4	33.4
- Dole Thailand Ltd.	40.9	39.0
- Serm Suk Co., Ltd.	12.8	13.0
- Com - Link Co., Ltd.	59.2	59.2
- Thai British Security Printing Ltd.	27.3	26.1
- Thai Telephone & Telecommunication Public Co., Ltd.	131.4	131.5
- Siam Food Products Public Co.,Ltd.	32.7	47.6

4. Assets, liabilities and contingencies between the Bank and the directors and key executive officers or the Bank's employees which have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	March 31, 2002	December 31, 2001
Deposits	500.3	484.7

4.14 Long-term Lease Agreements

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals which are summarized as follows:

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated March 31, 2002	The Bank March 31, 2002
Land/building lease agreements	April 1, 2002 – October 17, 2027	481.2	481.2
Vehicle lease agreements	April 1, 2002 – February 28, 2006	724.3	714.4
Total		1,205.5	1,195.6

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated December 31,2001	The Bank December 31, 2001
Land/building lease agreements	January 1, 2001 – October 17, 2027	500.9	500.9
Vehicle lease agreements	January 1, 2001 – December 31, 2005	585.4	573.1
Total		1,086.3	1,074.0

4.15 The Financial Position and Results of Operations Classified by Domestic and Overseas Business

The financial position and results of operations classified by domestic and overseas business are summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated March 31, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	768,107.5	26,935.4	795,042.9	(11,900.6)	783,142.3
Interbank and money market items - net (assets)	148,294.5	9,591.2	157,885.7	-	157,885.7
Investments - net	119,256.6	16,819.6	136,076.2	-	136,076.2
Loans	468,800.7	1,145.4	469,946.1	-	469,946.1
Deposits	675,365.0	346.0	675,711.0	-	675,711.0
Interbank and money market items (liabilities)	5,595.7	3,766.4	9,362.1	-	9,362.1
Borrowings	39,967.1	8,640.6	48,607.7	-	48,607.7
Contingencies	406,535.0	21,987.8	428,522.8	(19,502.0)	409,020.8

(Million Baht)

	Consolidated December 31, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	755,580.2	31,462.4	787,042.6	(12,443.6)	774,599.0
Interbank and money market items - net (assets)	151,915.1	13,189.8	165,104.9	-	165,104.9
Investments - net	106,291.2	16,809.5	123,100.7	-	123,100.7
Loans	475,211.8	1,275.0	476,486.8	-	476,486.8
Deposits	664,223.3	308.4	664,531.7	-	664,531.7
Interbank and money market items (liabilities)	6,230.6	7,592.0	13,822.6	-	13,822.6
Borrowings	39,967.1	8,780.5	48,747.6	-	48,747.6
Contingencies	395,890.1	9,537.6	405,427.7	(19,557.7)	385,870.0

(Million Baht)

	The Bank March 31, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	768,104.6	26,935.4	795,040.0	(11,900.6)	783,139.4
Interbank and money market items-net (assets)	148,117.7	9,591.2	157,708.9	-	157,708.9
Investments - net	109,748.2	16,819.6	126,567.8	-	126,567.8
Loans	459,303.7	1,145.5	460,449.2	-	460,449.2
Deposits	675,730.4	346.0	676,076.4	-	676,076.4
Interbank and money market items (liabilities)	5,698.3	3,766.4	9,464.7	-	9,464.7
Borrowings	39,967.1	8,640.6	48,607.7	-	48,607.7
Contingencies	406,535.0	21,987.8	428,522.8	(19,502.0)	409,020.8

(Million Baht)

	The Bank December 31, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	755,366.6	31,462.4	786,829.0	(12,443.6)	774,385.4
Interbank and money market items-net (assets)	151,406.0	13,189.8	164,595.8	-	164,595.8
Investments - net	96,655.8	16,809.5	113,465.3	-	113,465.3
Loans	464,865.0	1,275.0	466,140.0	-	466,140.0
Deposits	664,537.1	308.4	664,845.5	-	664,845.5
Interbank and money market items (liabilities)	6,239.3	7,592.0	13,831.3	-	13,831.3
Borrowings	39,967.1	8,780.5	48,747.6	-	48,747.6
Contingencies	395,890.1	9,537.6	405,427.7	(19,557.7)	385,870.0

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended March 31, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	9,092.9	263.5	9,356.4	(140.8)	9,215.6
Interest expense	4,371.6	383.9	4,755.5	(140.8)	4,614.7
Net income (expense) from interest and dividend	4,721.3	(120.4)	4,600.9	-	4,600.9
Non-interest income	2,077.8	176.7	2,254.5	(0.6)	2,253.9
Non-interest expense	4,936.1	(7.7)	4,928.4	(0.6)	4,927.8
Income before income tax	1,863.0	64.0	1,927.0	-	1,927.0

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended March 31, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	9,594.3	548.4	10,142.7	(105.4)	10,037.3
Interest expense	5,315.6	562.6	5,878.2	(105.4)	5,772.8
Net income (expense) from interest and dividend	4,278.7	(14.2)	4,264.5	-	4,264.5
Non-interest income	2,997.6	146.4	3,144.0	-	3,144.0
Non-interest expense	7,254.9	87.8	7,342.7	-	7,342.7
Income before income tax	21.4	44.4	65.8	-	65.8

(Million Baht)

	The Bank				
	For the Three-Month Period Ended March 31, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	8,541.8	263.5	8,805.3	(140.8)	8,664.5
Interest expense	4,371.5	383.9	4,755.4	(140.8)	4,614.6
Net income (expense) from interest and dividend	4,170.3	(120.4)	4,049.9	-	4,049.9
Non-interest income	2,057.8	176.7	2,234.5	(0.6)	2,233.9
Non-interest expense	4,381.1	(7.7)	4,373.4	(0.6)	4,372.8
Income before income tax	1,847.0	64.0	1,911.0	-	1,911.0

(Million Baht)

	The Bank				
	For the Three-Month Period Ended March 31, 2001				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	9,416.4	548.4	9,964.8	(105.4)	9,859.4
Interest expense	5,315.6	562.6	5,878.2	(105.4)	5,772.8
Net income (expense) from interest and dividend	4,100.8	(14.2)	4,086.6	-	4,086.6
Non-interest income	2,512.0	146.4	2,658.4	-	2,658.4
Non-interest expense	6,581.2	87.8	6,669.0	-	6,669.0
Income before income tax	31.6	44.4	76.0	-	76.0

4.16 Financial Instruments

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

Credit risk

Credit risk refers to the risk that a counterparty or a borrower may default on its contractual obligations and agreements. Such default may be caused by the counterparty's inability to pay due to their financial position, or to their intention not to meet the contractual agreements, resulting in a loss to the Bank.

The Bank has implemented credit risk management processes to measure and control credit risk. Through the use of credit risk rating tools for assessing customers' credit risk rating, the Bank is capable of granting more qualified loans is able to determine the appropriate return given the risk level of the loan. In addition, the Bank is able to allocate credit concentration to various business sectors and industries so as to diversify credit risk as a whole.

In the credit approval process, the Bank considers the customer's ability to repay and the borrowing objectives as key factors in the approval and may obtain sufficient collateral or other securities where appropriate as a mean of mitigating the risk of financial losses from defaults. To maximize the effectiveness of the credit approval process, the credit analysis and approval functions are separated from the units responsible for maintaining customer relationships. The Bank also has processes for reviewing customers' credit rating and performance on all approved transactions on a regular basis. For non-performing loans (NPLs), the Bank has closely and continuously monitored, resolved and restructured to retain maximum benefits of the organization.

Of "loans" item shown in the balance sheet, the Bank's maximum credit loss is the carrying amount of net-loans after deduction of applicable provision for losses without considering the value of collateral. In addition, credit risk may arise from off-balance sheet items-contingencies.

A maturity analysis of off-balance sheet items (contingencies) as at March 31, 2002 and December 31, 2001 are as follows:

(Million Baht)

	Consolidated and The Bank					
	March 31, 2002					
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Aval of bills	-	222.4	-	-	-	222.4
Letters of indemnity-borrowings	437.6	35.7	74.5	1,148.6	6,330.8	8,027.2
Other guarantees	3,015.0	7,142.5	4,480.8	2,459.7	12,969.5	30,067.5
Letters of credit	-	7,485.9	-	-	-	7,485.9

(Million Baht)

	Consolidated and The Bank					
	December 31, 2001					
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Aval of bills	-	223.0	-	-	-	223.0
Letters of indemnity-borrowings	254.9	301.1	21.5	1,167.3	7,120.4	8,865.2
Other guarantees	2,856.1	5,960.6	5,445.8	1,862.7	12,866.5	28,991.7
Letters of credit	-	6,529.4	-	-	-	6,529.4

Market risk

Market risk is the risk that changes in interest rates, foreign exchange rates, or securities' prices will have an effect on the Bank's funding costs, investment position, and foreign currency position, resulting in a loss to the Bank. Market risk for the Bank can be categorized as foreign exchange risk ,equity position risk and interest rate risk.

1. Foreign exchange risk

Foreign exchange risk is a risk that occurs from the change in exchange rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's assets and liabilities.

The Bank engages in foreign exchange related transactions, which may create foreign exchange risk. However, the Bank believes that such risk is low, as most foreign currency transactions are completed with customers' underlying transactions. The Bank's policy is to minimize foreign exchange risk by closing foreign exchange position on a daily basis. Management of foreign exchange risk is under the supervision of the Asset and Liability Management Sub-Committee.

2. Equity position risk

Equity position risk is a risk that arises from the change in the price of equity or common stock which may cause volatility in the Bank's earning or fluctuation in the value of the Bank's financial assets.

The Bank's policy is not to increase its equity investment, but to divest any equity position which is not directly related to the main banking business. The Bank manages and monitors the market situation closely in order to acquire supportive information for proper management and retain maximum benefits for the Bank.

3. Interest rate risk

Interest rate risk refers to the risk that arises from the change in interest rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuation in the value of the Bank's financial assets and liabilities both in the current reporting period, and in future period. Interest rate risk also arises from the structure and characteristics of the Bank's assets, liabilities and equities.

Most of the Bank's credit is based on the Bank's floating interest rates (MLR, MOR, and MRR). Deposit interest rates are in line with the announcements made by the Bank. As a result, the interest rate risk faced by the Bank is generally low. However, the Bank actively manages such risk by adjusting the assets and liabilities structure that will maximize the return under the acceptable risk level, and best fit current market conditions and trends. Management of interest rate risk is under the supervision of the Bank's Asset and Liability Management Sub-Committee.

An analysis of loans (including financial institutions) for fixed and floating interest rates (MLR, MOR, and MRR) are as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Fixed interest rate	66,135.7	65,106.5	58,107.0	58,589.5
Floating interest rate	413,353.3	424,027.3	411,885.1	420,197.5
Total Loans (including financial institutions)	479,489.0	489,133.8	469,992.1	478,787.0

Followings are interest-earning financial assets and interest-bearing financial liabilities of the Bank and its subsidiaries which average balances are calculated by using beginning and ending balances. The average interest and dividend rates for the three-month periods ended March 31, 2002 and for the year ended December 31, 2001 are as follows:

(Million Baht)

	Consolidated					
	March 31, 2002			December 31, 2001		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest - earning Financial Assets						
Interbank and money market items	161,546.8	966.4	2.39	168,614.6	5,109.7	3.03
Securities purchased under resale agreements	9,009.5	101.6	4.51	1,950.0	145.4	7.46
Investments	135,006.2	1,635.8	4.85	114,796.4	5,509.7	4.80
Loans	473,216.5	6,511.8	5.50	486,313.8	28,237.7	5.81
Total	778,779.0	9,215.6	4.73	771,674.8	39,002.5	5.05
Interest-bearing Liabilities						
Deposits	670,121.4	3,214.7	1.92	655,764.2	14,619.5	2.23
Interbank and money market items	11,592.3	117.7	4.06	15,030.2	1,012.6	6.74
Securities sold under repurchase agreements	-	2.2	1.18	5.0	20.7	1.06
Borrowings	48,677.7	1,280.1	10.52	52,399.6	5,774.1	11.02
Total	730,391.4	4,614.7	2.53	723,199.0	21,426.9	2.96

(Million Baht)

	The Bank					
	March 31, 2002			December 31, 2001		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest - earning Financial Assets						
Interbank and money market items	161,198.8	965.2	2.39	168,362.6	5,101.5	3.03
Securities purchased under resale agreements	9,009.5	101.6	4.51	1,950.0	145.4	7.46
Investments	123,023.3	1,230.4	4.00	101,643.9	4,615.1	4.54
Loans	463,294.6	6,367.3	5.50	473,429.9	27,956.3	5.91
Total	756,526.2	8,664.5	4.58	745,386.4	37,818.3	5.07

(Million Baht)

	The Bank					
	March 31, 2002			December 31, 2001		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Liabilities						
Deposits	670,460.9	3,214.7	1.92	656,089.6	14,619.5	2.23
Interbank and money market items	11,648.0	117.7	4.04	15,328.3	1,012.6	6.61
Securities sold under repurchase agreements	-	2.2	1.18	5.0	20.7	1.06
Borrowings	48,677.7	1,280.1	10.52	52,399.6	5,774.1	11.02
Total	730,786.6	4,614.7	2.53	723,822.5	21,426.9	2.96

Financial assets and liabilities classified by maturity of interest repricing as at March 31, 2002 and December 31, 2001 are as follows:

(Million Baht)

	Consolidated						
	March 31, 2002						
	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Non-interest Bearing	Stop accrued	Total
Cash	-	-	-	-	10,151.9	-	10,151.9
Interbank and money market items (assets)	1,203.0	150,669.6	25.1	365.0	5,700.0	-	157,962.7
Securities purchased under resale agreements	-	14,319.0	-	-	-	-	14,319.0
Investments	544.6	23,720.3	8,281.2	81,244.5	9,244.8	19,142.9	142,178.3
Loans	272,431.5	18,079.9	1,103.9	137.5	1,671.2	176,522.1	469,946.1
Customers' liability under acceptances	-	-	-	-	594.0	-	594.0
Deposits	256,718.5	358,494.3	27,747.0	8,951.9	23,799.3	-	675,711.0
Interbank and money market items (liabilities)	1,203.6	5,379.9	1,515.4	-	1,263.2	-	9,362.1
Borrowings	-	-	-	48,607.7	-	-	48,607.7
Bank's liability under acceptances	-	-	-	-	594.0	-	594.0

(Million Baht)

Consolidated

December 31, 2001

	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Non-interest bearing	Stop accrued	Total
Cash	-	-	-	-	12,142.5	-	12,142.5
Interbank and money market items (assets)	1,063.3	159,333.5	221.1	412.6	4,090.4	-	165,120.9
Securities purchased under resale agreements	-	3,700.0	-	-	-	-	3,700.0
Investments	531.9	22,354.9	3,016.0	73,319.5	8,975.2	19,636.6	127,834.1
Loans	275,124.1	15,039.0	2,862.9	1,339.5	1,473.8	180,647.5	476,486.8
Customers' liability under acceptances	-	-	-	-	611.5	-	611.5
Deposits	242,020.3	362,772.4	31,317.4	6,544.8	21,876.8	-	664,531.7
Interbank and money market items (liabilities)	1,038.6	5,117.6	6,113.3	-	1,553.1	-	13,822.6
Borrowings	-	-	-	48,747.6	-	-	48,747.6
Bank's liability under acceptances	-	-	-	-	611.5	-	611.5

(Million Baht)

The Bank

March 31, 2002

	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Non-interest bearing	Stop accrued	Total
Cash	-	-	-	-	10,151.8	-	10,151.8
Interbank and money market items (assets)	1,145.3	150,549.7	25.1	365.0	5,700.8	-	157,785.9
Securities purchased under resale agreements	-	14,319.0	-	-	-	-	14,319.0
Investments	544.6	23,680.5	8,281.2	80,936.5	15,492.8	1,324.4	130,260.0
Loans	272,431.5	54,089.9	1,104.0	137.5	1,671.2	131,015.1	460,449.2
Customers' liability under acceptances	-	-	-	-	594.0	-	594.0
Deposits	256,817.4	358,494.3	27,747.0	8,951.9	24,065.8	-	676,076.4
Interbank and money market items (liabilities)	1,306.2	5,379.9	1,515.4	-	1,263.2	-	9,464.7
Borrowings	-	-	-	48,607.7	-	-	48,607.7
Bank's liability under acceptances	-	-	-	-	594.0	-	594.0

(Million Baht)

	The Bank						
	December 31, 2001						
	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Non-interest bearing	Stop accrued	Total
Cash	-	-	-	-	12,142.4	-	12,142.4
Interbank and money market items (assets)	948.1	158,938.8	221.1	412.6	4,091.2	-	164,611.8
Securities purchased under resale agreements	-	3,700.0	-	-	-	-	3,700.0
Investments	531.9	22,354.9	3,016.0	73,135.4	15,423.9	1,324.4	115,786.5
Loans	275,124.1	52,019.0	2,862.9	1,339.5	1,473.8	133,320.7	466,140.0
Customers' liability under acceptances	-	-	-	-	611.5	-	611.5
Deposits	242,110.5	362,772.4	31,317.4	6,544.8	22,100.4	-	664,845.5
Interbank and money market items (liabilities)	1,047.3	5,117.6	6,113.3	-	1,553.1	-	13,831.3
Borrowings	-	-	-	48,747.6	-	-	48,747.6
Bank's liability under acceptances	-	-	-	-	611.5	-	611.5

Liquidity risk

Liquidity risk is the risk that the Bank may not be able to meet its obligations as they fall due, become of inability to realise its assets or to cover funding requirements at an appropriate price which results in a loss to the Bank.

The Bank manages its liquidity position under the Bank of Thailand's liquidity reserve and other applicable regulations. The Treasury Department is accountable for managing liquidity position by providing short-term and long-term funding sources as well as investing in highly liquid assets in both domestic and foreign currencies. The Bank also ensures that its liquidity position is suitable and sufficient for the current and foreseeable market conditions. Management of liquidity risk is supervised by the Asset and Liabilities Management Sub-committee.

A maturity analysis of financial assets and liabilities as at March 31, 2002 and December 31, 2001 are as follows:

(Million Baht)

Consolidated

March 31, 2002

	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Cash	-	-	-	-	10,151.9	10,151.9
Interbank and money market items (assets)	6,589.9	150,732.1	25.1	365.0	250.6	157,962.7
Securities purchased under resale agreements	-	14,319.0	-	-	-	14,319.0
Investments	11,870.4	23,923.9	8,562.8	89,385.0	8,436.2	142,178.3
Loans	192,609.2	102,262.2	7,834.0	167,240.7	-	469,946.1
Customers' liability under acceptances	-	594.0	-	-	-	594.0
Deposits	280,517.8	358,494.3	27,747.0	8,951.9	-	675,711.0
Interbank and money market items (liabilities)	2,466.8	5,379.9	1,515.4	-	-	9,362.1
Borrowings	-	-	-	28,640.6	19,967.1	48,607.7
Bank's liability under acceptances	-	594.0	-	-	-	594.0

(Million Baht)

Consolidated

December 31, 2001

	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Cash	-	-	-	-	12,142.5	12,142.5
Interbank and money market items (assets)	4,714.8	159,389.1	221.1	412.6	383.3	165,120.9
Securities purchased under resale agreements	-	3,700.0	-	-	-	3,700.0
Investments	11,764.5	18,989.8	5,974.1	82,183.0	8,922.7	127,834.1
Loans	192,501.6	101,196.2	9,074.9	173,714.1	-	476,486.8
Customers' liability under acceptances	-	611.5	-	-	-	611.5
Deposits	263,897.1	362,772.4	31,317.4	6,544.8	-	664,531.7
Interbank and money market items (liabilities)	2,591.7	5,117.6	6,113.3	-	-	13,822.6
Borrowings	-	-	-	28,780.5	19,967.1	48,747.6
Bank's liability under acceptances	-	611.5	-	-	-	611.5

(Million Baht)

	The Bank					
	March 31, 2002					
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Cash	-	-	-	-	10,151.8	10,151.8
Interbank and money market items (assets)	6,533.0	150,612.2	25.1	365.0	250.6	157,785.9
Securities purchased under resale agreements	-	14,319.0	-	-	-	14,319.0
Investments	1,429.9	23,680.4	8,321.7	82,143.7	14,684.3	130,260.0
Loans	163,864.7	135,380.2	6,490.6	154,713.7	-	460,449.2
Customers' liability under acceptances	-	594.0	-	-	-	594.0
Deposits	280,883.2	358,494.3	27,747.0	8,951.9	-	676,076.4
Interbank and money market items (liabilities)	2,569.4	5,379.9	1,515.4	-	-	9,464.7
Borrowings	-	-	-	28,640.6	19,967.1	48,607.7
Bank's liability under acceptances	-	594.0	-	-	-	594.0

(Million Baht)

	The Bank					
	December 31, 2001					
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	No Maturity	Total
Cash	-	-	-	-	12,142.4	12,142.4
Interbank and money market items (assets)	4,600.5	158,994.3	221.1	412.6	383.3	164,611.8
Securities purchased under resale agreements	-	3,700.0	-	-	-	3,700.0
Investments	655.2	18,783.6	5,555.1	75,421.2	15,371.4	115,786.5
Loans	161,795.2	135,036.2	7,895.1	161,413.5	-	466,140.0
Customers' liability under acceptances	-	611.5	-	-	-	611.5
Deposits	264,210.9	362,772.4	31,317.4	6,544.8	-	664,845.5
Interbank and money market items (liabilities)	2,600.4	5,117.6	6,113.3	-	-	13,831.3
Borrowings	-	-	-	28,780.5	19,967.1	48,747.6
Bank's liability under acceptances	-	611.5	-	-	-	611.5

Fair value

Fair value is the estimated value that the Bank and its subsidiaries could receive from selling their financial assets or the estimated cost of redeeming their financial liabilities. Fair values are based on market value or estimated values derived from using general market principles of calculation.

The following is a summary of carrying amounts and estimated fair values of financial assets and liabilities as at March 31, 2002 and December 31, 2001.

(Million Baht)

	Consolidated			
	March 31, 2002		December 31, 2001	
	Carrying Amount	Fair value	Carrying amount	Fair value
Financial Assets				
Cash	10,151.9	10,151.9	12,142.5	12,142.5
Interbank and money market items - net	157,885.7	157,885.7	165,104.9	165,104.9
Securities purchased under resale agreements	14,319.0	14,319.0	3,700.0	3,700.0
Investments - net	136,076.2	136,848.7	123,100.7	124,299.1
Loans and accrued interest receivables - net	419,191.5	419,191.5	425,452.3	425,452.3
Customers' liability under acceptances	594.0	594.0	611.5	611.5
Financial Liabilities				
Deposits	675,711.0	675,711.0	664,531.7	664,531.7
Interbank and money market items	9,362.1	9,362.1	13,822.6	13,822.6
Liabilities payable on demand	2,763.6	2,763.6	3,455.5	3,455.5
Borrowings	48,607.7	49,301.9	48,747.6	48,391.0
Bank's liability under acceptances	594.0	594.0	611.5	611.5
Accrued interest payable	4,149.0	4,149.0	3,685.2	3,685.2

(Million Baht)

	The Bank			
	March 31, 2002		December 31, 2001	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	10,151.8	10,151.8	12,142.4	12,142.4
Interbank and money market items - net	157,708.9	157,708.9	164,595.8	164,595.8
Securities purchased under resale agreements	14,319.0	14,319.0	3,700.0	3,700.0
Investments - net	126,567.8	127,342.1	113,465.3	114,663.6
Loans and accrued interest receivables - net	433,140.3	433,140.3	439,542.6	439,542.6
Customers' liability under acceptances	594.0	594.0	611.5	611.5
Financial Liabilities				
Deposits	676,076.4	676,076.4	664,845.5	664,845.5
Interbank and money market items	9,464.7	9,464.7	13,831.3	13,831.3
Liabilities payable on demand	2,763.6	2,763.6	3,455.5	3,455.5
Borrowings	48,607.7	49,301.9	48,747.6	48,391.0
Bank's liability under acceptances	594.0	594.0	611.5	611.5
Accrued interest payable	4,149.0	4,149.0	3,685.2	3,685.2

The following methods and assumptions were used by the Bank in estimating fair values of financial assets and liabilities as disclosed herein:

The fair values of cash, interbank and money market items (assets and liabilities), securities purchased under resale agreements, customers' liability under acceptances, liabilities payable on demand, bank's liability under acceptances and accrued interest payables are stated at their carrying values at the reporting date.

The fair values of held-for-trading investments, available-for-sale investments and held-to-maturity investments are stated according to the Bank's policy mentioned in Note 3.4.

The fair value of general investments are stated at cost, net of allowance for their impairment.

The fair values of loans and accrued interest receivables are based on the carrying values of loans and accrued interest receivables, net of allowance for doubtful accounts, and since most loans are floating rate ones.

The carrying values of deposits are usually approximate fair values, except for negotiable certificates of deposit (NCD) for which fair value is calculated by using the expected yield of borrowings.

The fair values of borrowings are estimated by using market values.

Derivatives

The Bank enters into derivative transactions for the following main reasons:

1. Hedging of the Bank's exposure to financial risks.

   Hedgings activities are designed to reduce or eliminate exchange rate and/or interest rate risk related to the Bank's financial assets, liabilities, contingent accounts or expected transactions in the future.

   The derivatives under this purpose are Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The Bank controls credit risk on derivatives transaction by using procedures similar to those used when granting general loans.

2. Hedging of the customer's exposure to financial risks.

   At the request of a customer, the Bank will enter into certain derivative contracts in order for customers to hedge financial risk. The Bank uses appropriate hedging tools to gain from price differences or net market price changes.

   The derivatives under this purpose are Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The market risk of derivative transactions for hedging the customer's exposure is comprises exchange rate risk and interest rate risk. To minimize risks, the Bank's policy is to conduct full-amount hedges with customers or counter parties. The Bank controls credit risk and liquidity risk by using procedures to those used when granting general loans.

3. Trading Purposes

   The objective of derivatives for trading purposes is to gain from price movement in the short-term market.

   The derivatives under this purpose are Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The Bank controls credit risk and liquidity risk by using procedures to those used when granting general loans.

Derivatives are as follows:

(Million Baht)

	Consolidated and The Bank			
	March 31, 2002			
	Notional Amount			
	Less than 1 year	More than 1 year	Total	Fair Value
Forward Exchange Contracts	227,853.3	1,707.7	229,561.0	1,774.6
Cross Currency Swaps	-	2,196.8	2,196.8	(36.3)
Interest Rate Swaps	9,500.5	2,572.7	12,073.2	4.1
Total	237,353.8	6,477.2	243,831.0	1,742.4

(Million Baht)

	Consolidated and The Bank			
	December 31, 2001			
	Notional Amount			
	Less than 1 year	More than 1 year	Total	Fair Value
Forward Exchange Contracts	222,823.5	306.8	223,130.3	708.5
Cross Currency Swaps	4,828.1	1,763.1	6,591.2	977.0
Interest Rate Swaps	794.3	2,084.0	2,878.3	26.9
Total	228,445.9	4,153.9	232,599.8	1,712.4

4.17 Reclassification of Accounts

Certain accounts in the financial statements for the three-month period ended March 31, 2001 have been reclassified to conform with the presentation in the financial statements for the three-month period ended March 31, 2002.